O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4415

October 25, 2006

VIA EDGAR AND FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention:    Alan Morris

Dear Sirs:

RE:	SEARCHLIGHT MINERALS CORP. (the “Company”)
	-	File Number 333-132929
	-	Registration Statement on Form SB-2 Amendment 2;
	-	Original filed April 3, 2006; Amendment 1 filed April 26, 2006;

We write on behalf of the Company response to your comment letter dated May 24, 2006 regarding the above-referenced SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). The Amended SB-2 has been revised to update the financial statements of the Company required pursuant to Item 310(g) of Regulation S-B and the related disclosure in the Amended SB-2.

We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing. Please note that the Company has reduced the number of securities being registered for resale in the Amended SB-2 to 24,355,000. This is a result of 13,594,000 of the shares issued to the selling stockholders in the Company’s September, 2005 private placements becoming eligible for resale pursuant to Rule 144 of the Securities Act of 1933.

GENERAL COMMENTS

1.

PLEASE NOTE THAT THE USE OF THE TERMS MINERAL RESERVE OR RESERVE ARE DEFINED IN INDUSTRY GUIDE 7. DO NOT USE THE TERM “RESERVE” IN A CASUAL MANNER AS IF REFERRING TO MINERAL MATERIALS. SEE HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/INDUSTRY.HTM#SECGUIDE7 FOR OR THE RESERVE DEFINITIONS. CLARIFY YOUR DISCLOSURE ACCORDINGLY.

The Company has revised the Amended SB-2 as requested.

2.

THE WORD “DEVELOPMENT” HAS A VERY SPECIFIC MEANING UNDER INDUSTRY GUIDE 7(a)(4). IT REFERENCES THE “DEVELOPMENT STAGE” WHEN COMPANIES ARE ENGAGED IN PREPARING RESERVES FOR PRODUCTION. IF YOU DO NOT HAVE ANY “RESERVES,” AS DEFINED BY GUIDE 7, PLEASE REMOVE THE TERMS “DEVELOP,” OR “DEVELOPMENT” THROUGHOUT THE DOCUMENT AND REPLACE THEM, AS NEEDED, WITH THE TERMS “EXPLORE” OR “EXPLORATION”.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

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United States Securities and Exchange Commission
Attention: Alan Morris

The Company has removed references to the terms “develop” or “development” in the Amended SB-2 as requested.

3.

YOU DISCLOSE MOUNTAIN STATES R&D INTERNATIONAL, ROSHAN BHAPPU AND OTHER PROFESSIONAL OR BUSINESS NAMES AS EXPERTS CONCERNING YOUR EXPLORATION WORK. PLEASE FILE AS EXHIBITS THE WRITTEN CONSENT FROM EXPERTS WHOSE NAME YOU CITE AND WHOSE WORK YOU INCORPORATE INTO YOUR DOCUMENT. THESE CONSENTS SHOULD CONCUR WITH THE SUMMARY OF THE REPORTS CONTAINED IN THE DOCUMENT, AGREE TO BEING NAMED AS EXPERTS IN THE DOCUMENT AND AGREE TO FILING OF THE CONSENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

The Company has included in the Amended SB-2 the consents of all professionals whose work is cited in connection with the Company’s mineral properties.

4.	PLEASE NOTE, AS OUTLINED IN INDUSTRY GUIDE 7, “RESERVES” FOR A MINERAL PROPERTY SHOULD NOT BE DESIGNATED UNLESS:
	•	COMPETENT PROFESSIONAL ENGINEERS CONDUCT A BANKABLE ENGINEERING AND ECONOMIC FEASIBILITY STUDY, AND THE STUDY DEMONSTRATES THAT A MINERAL DEPOSIT CAN BE MINED AT A COMMERCIAL RATE AND A PROFIT MADE.
	•	THE COMPANY HAS DEMONSTRATED THAT THE MINERAL PROPERTY WILL RECEIVE ITS GOVERNMENTAL PERMITS, AND THE PRIMARY ENVIRONMENTAL DOCUMENT HAS BEEN FILED WITH THE APPROPRIATE GOVERNMENTAL AUTHORITIES.

Please see the Company’s response to Comment No. 1 above.

FEE TABLE

5.

PLEASE CALCULATE THE FEE IN THE MANNER AND USING THE TIMEFRAMES SPECIFIED BY RULE 457(c). YOUR RELIANCE ON RULE 457(g) IS INAPPROPRIATE BECAUSE YOU ARE NOT REGISTERING THE WARRANTS OR THE EXERCISE OF THE WARRANTS.

The Company has revised the fee table as requested. Please note that as of June, 2006, the selling stockholders named in the Amended SB-2 have all exercised their warrants to acquire shares of the Company and the Company has revised the Amended SB-2, including the fee table, to include the shares received by the selling stockholders on exercise of the warrants accordingly.

PROSPECTUS

6.	PLEASE AVOID RELIANCE ON DEFINED TERMS LIKE THOSE IN QUOTATION MARKS AND PARENTHESES. IF THE TERMS ARE CLEAR FROM CONTEXT, THE DEFINITIONS ARE NOT NECESSARY. IF THE TERMS ARE UNCLEAR, PLEASE CLARIFY.

The Company has revised the Amended SB-2 as requested.

COVER PAGE

7.

YOUR COVER PAGE EXCEEDS THE ONE PAGE LIMIT IMPOSED BY ITEM 501 OF REGULATION S-B. MUCH OF THE INFORMATION YOU INCLUDE HERE IS VERY DETAILED AND IS REPEATED IN THE PROSPECTUS. MOVE THE INFORMATION THAT IS NOT REQUIRED BY ITEM 501 OR IS NOT KEY TO AN INVESTMENT DECISION OFF THE COVER PAGE. THIS WILL ENABLE YOU TO LIMIT THE COVER TO ONE PAGE.

The Company has revised the cover page to the Amended SB-2 as requested.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Alan Morris

SUMMARY, PAGE 5

8.

EARLY IN THIS SECTION, DISCLOSE THAT THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE MINERAL DEPOSIT EXISTS ON ANY OF YOUR PROPERTIES, AND THAT FURTHER EXPLORATION WILL BE REQUIRED BEFORE A FINAL EVALUATION AS TO THE ECONOMIC AND LEGAL FEASIBILITY IS DETERMINED. SEE INDUSTRY GUIDE 7(a)(4).

The Company has revised the summary in the Amended SB-2 as requested.

9.

THE INTRODUCTORY PARAGRAPH TO YOUR SUMMARY STATES THAT THE SUMMARY IS NOT COMPLETE. A SUMMARY, BY ITS VERY NATURE, DOES NOT AND IS NOT REQUIRED TO CONTAIN ALL OF THE DETAILED INFORMATION THAT IS IN THE PROSPECTUS. HOWEVER, IF YOU HAVE ELECTED TO INCLUDE A SUMMARY IN YOUR PROSPECTUS, IT MUST BE COMPLETE. DO YOU MEAN TO SAY THAT, BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOUR INVESTORS? DELETE THE REFERENCE TO AN INCOMPLETE SUMMARY FROM YOUR PROSPECTUS.

The Company has deleted the reference to an incomplete summary as requested.

10.	BRIEFLY DISCLOSE WHY THE NUMBER OF SHARES OUTSTANDING DECREASED BY OVER HALF. ALSO, TELL US WHEN YOU FILED PROXY MATERIAL SEEKING APPROVAL OF THE SPLIT.

The decrease was as a result of the cancellation by Ian Matheson of 35,000,000 of the shares held by him in February, 2005. There was no reverse stock split.

RISK FACTORS, PAGE 7

11.

UNLESS YOU CAN SUBSTANTIATE SIGNIFICANT TECHNICAL TRAINING AND/OR EXPERIENCE IN MINERALS EXPLORATION, MINING OR MINERAL PROCESSING BY MEMBERS OF YOUR MANAGEMENT, YOU NEED TO INCLUDE A RISK FACTOR EARLY IN THIS RISK FACTOR SECTION THAT YOUR MANAGEMENT LACKS TECHNICAL TRAINING AND EXPERIENCE WITH EXPLORING FOR, STARTING, AND/OR OPERATING A MINE. WITH NO DIRECT TRAINING OR EXPERIENCE IN THESE AREAS, YOUR MANAGEMENT MAY NOT BE FULLY AWARE OF MANY OF THE SPECIFIC REQUIREMENTS RELATED TO WORKING WITHIN THIS INDUSTRY. THEIR DECISIONS AND CHOICES MAY NOT TAKE INTO ACCOUNT STANDARD ENGINEERING OR MANAGERIAL APPROACHES MINERAL EXPLORATION COMPANIES COMMONLY USE. CONSEQUENTLY, YOUR OPERATIONS, EARNINGS, AND ULTIMATE FINANCIAL SUCCESS COULD SUFFER IRREPARABLE HARM DUE TO MANAGEMENT’S LACK OF EXPERIENCE IN THIS INDUSTRY.

The Company has included the requested risk factor in the Amended SB-2. See the risk factor entitled “Because our management does not have formal training specific to the technicalities of mineral exploration…”, on page 6 of the Amended SB-2.

GLOSSARY OF TECHNICAL TERMS, PAGE 11

12.

AS NOTED ABOVE, UNDER INDUSTRY GUIDE 7 DEVELOPMENT DOES NOT BEGIN UNTIL A RESERVE HAS BEEN DEMONSTRATED, AND THE STAGE WHERE RESERVES ARE PREPARED FOR PRODUCTION. PLEASE CLARIFY YOUR DISCLOSURE AND INDICATE THAT YOU ARE IN THE EXPLORATION STAGE.

The Company has revised the disclosure in the Amended SB-2 as requested.

13.

AS THE TERM “INVENTORY” HAS A SPECIFIC ACCOUNTING USAGE, PLEASE REPLACE THE TERM MINERAL INVENTORY WITH OTHER TERMS, SUCH AS MINERAL MATERIAL OR MINERALIZED MATERIALS, AS APPROPRIATE THROUGHOUT YOUR DISCLOSURE.

AS AN ALTERNATIVE, YOU MAY WANT TO USE THE TERM “MINERALIZED MATERIAL.” AS WE USE IT, IT MEANS A MINERALIZED BODY WHICH HAS BEEN DELINEATED BY APPROPRIATELY SPACED DRILLING AND/OR UNDERGROUND SAMPLING TO SUPPORT A SUFFICIENT TONNAGE AND AVERAGE. SUCH A DEPOSIT DOES NOT QUALIFY AS A RESERVE, UNTIL A COMPREHENSIVE EVALUATION BASED UPON UNIT COST, GRADE, RECOVERIES, AND OTHER MATERIAL FACTORS CONCLUDE LEGAL AND ECONOMIC FEASIBILITY. NOTE THAT “MINERALIZED MATERIAL” DOES NOT INCLUDE: 1) MATERIAL REPORTED AS RESERVES, AND 2) VOLUMES AND GRADES ESTIMATED BY USING GEOLOGIC INFERENCE,

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United States Securities and Exchange Commission
Attention: Alan Morris

WHICH ARE SOMETIMES CLASSED AS “INFERRED” OR “ POSSIBLE” BY SOME EVALUATORS. ONLY MINERALIZATION THAT HAS BEEN SUFFICIENTLY SAMPLED AT CLOSE ENOUGH INTERVALS TO REASONABLY ASSUME CONTINUITY BETWEEN SAMPLES WITHIN THE AREA OF INFLUENCE OF THE SAMPLES CAN BE CALLED “MINERALIZED MATERIALS.” MINERALIZED MATERIALS SHOULD BE REPORTED AS “IN PLACE” GRADE AND TONNAGE. ESTIMATES OF CONTAINED METAL OR TOTAL OUNCES IN MINERALIZED MATERIAL SHOULD NOT BE REPORTED, AS THESE CAN BE CONFUSED WITH RESERVES.

The Company has replaced references in the Amended SB-2 to the term “Inventory” with a reference to “mineralized material” as requested.

14.

PLEASE NOTE THAT AS DEFINED BY INDUSTRY GUIDE 7, THE TERM “ORE” HAS THE SAME MEANING AS “RESERVE.” LIMIT THE USAGE OF THIS TERM TO INSTANCES WHERE YOU MAY USE THE TERM “RESERVE,” AS DEFINED BY THE GUIDE.

The Company has revised the Amended SB-2 as requested.

SELLING SECURITY HOLDERS, PAGE 12

15.	HERE AND IN YOUR BENEFICIAL OWNERSHIP TABLE ON PAGE 21, PLEASE IDENTIFY THE INDIVIDUALS WHO BENEFICIALLY OWN THE SECURITIES HELD IN THE NAME OF THE ENTITIES MENTIONED IN THE TABLES.

The Company has revised the Amended SB-2 as requested.

16.	PLEASE TELL US WHETHER ANY OF THE SELLING SECURITY HOLDERS ARE BROKER-DEALERS OR THEIR AFFILIATES.

Other than S&P Investors, Inc. and Dominick & Dominick Securities Inc., the Company confirms that none of the selling security holders are broker-dealers or affiliates of broker-dealers.

17.

PLEASE PROVIDE US A TABLE THAT CLEARLY RECONCILES THE NUMBER OF SECURITIES MENTIONED IN THE NUMBERED PARAGRAPHS ON PAGES 12 AND 13 WITH THE NUMBER OF SECURITIES INVOLVED IN EACH TRANSACTION AS MENTIONED IN YOUR FEE TABLE.

Please see the attached Appendix “A” to this letter.

18.	PLEASE TELL US HOW YOU DETERMINED THE PRICE PER UNIT AND THE EXERCISE PRICE OF THE WARRANTS IN EACH TRANSACTION.

The price per unit and exercise price for warrants issued in the September 2, 6, and 7, 2005 private placements and the January 18, 2006 private placements were determined based on the Company’s capital requirements and management’s internal assessment of what the market would support.

19.	PLEASE DISCLOSE THE EXERCISE PRICE OF EACH WARRANT, LIKE THOSE MENTIONED IN THE PARAGRAPHS NUMBERED 6, 7 AND 8. ALSO DISCLOSE THE NATURE OF THE “SERVICES PROVIDED.”

The Company has revised the Amended SB-2 as requested.

20.	WITH A VIEW TOWARD CLARIFIED DISCLOSURE OF THE TRANSACTION MENTIONED IN THE PARAGRAPH NUMBERED 9, PLEASE TELL US:
	•	THE TERMS OF THE TRANSACTIONS BETWEEN K. IAN MATHESON AND THE SELLING STOCKHOLDERS; AND
	•	THE DATE, NATURE AND PRICE OF THE TRANSACTIONS IN WHICH K. IAN MATHESON ACQUIRED THE SHARES SUBSEQUENTLY TRANSFERRED TO THE SELLING STOCKHOLDERS.

In response to this comment, Mr. Matheson effected the following share transfers to certain of the selling stockholders named in the Amended SB-2:

(i)

on October 4, 2005, Mr. Matheson transferred 800,000 of the shares held by him pursuant to Section 4(2) and Regulation S of the Securities Act to Donna Popich (400,000) and Nicole Reimens Van Laare (400,000); and

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United States Securities and Exchange Commission
Attention: Alan Morris

(ii)

in January, 2006, Mr. Matheson transferred 2,040,000 of the shares held by him pursuant to Section 4(2) and Regulation S of the Securities Act to the following investors: Douglas Birnie (200,000); Andrew L. Dall (50,000); George Hatch (150,000); Robert C. McDougal (200,000); Kahala Financial Corp. (640,000); Pilot Plant Inc. (200,000); John Rozendaal (100,000); and Derek Van Laare (500,000).

Each of the above transfers made by Mr. Matheson was for nominal consideration and was made to close personal friends, relatives, or close business associates of Mr. Matheson or to a company controlled by Mr. Matheson, or to accredited investors.

21.	PLEASE CLARIFY HOW BENEFICIAL OWNERSHIP BEFORE THE OFFERING CAN BE LESS THAN BENEFICIAL OWNERSHIP AFTER THE OFFERING.

Please see the revised selling stockholders table in the Amended SB-2.

LEGAL PROCEEDINGS, PAGE 19

22.	PLEASE SPELL OUT THE TERM YOU REFER TO AS “NRS.” IN GENERAL, DO NOT UTILIZE ABBREVIATIONS NOT COMMONLY UNDERSTOOD BY INVESTORS.

The Company has revised the Amended SB-2 as requested.

DIRECTORS, EXECUTIVE OFFICERS… PAGE 19

23.

PLEASE REVISE THE DISCLOSURE REGARDING EACH INDIVIDUAL TO SHOW CLEARLY THAT YOU HAVE PROVIDED ALL REQUIRED INFORMATION REGARDING HIS EXPERIENCE FOR THE PAST FIVE YEARS, INCLUDING SUFFICIENT INFORMATION FOR INVESTORS TO EVALUATE THE BUSINESS EXPERIENCE. ALSO DISCLOSE WHEN EACH INDIVIDUAL’S ASSOCIATION WITH YOUR COMPANY BEGAN.

The Company has revised the Amended SB-2 as requested.

24.

FOR MR. MCNEIL, PLEASE PROVIDE A MORE COMPLETE DESCRIPTION OF THE BUSINESS STARTED, SUCH AS PRODUCT OR SERVICE, ANNUAL REVENUES AND NUMBER OF EMPLOYEES, AND THE EXECUTIVE MANAGEMENT POSITIONS HELD IN OTHER BUSINESSES.

The Company has revised the Amended SB-2 as requested.

TERM OF OFFICE, PAGE 20

25.	WITH A VIEW TO MORE COMPLETE DISCLOSURE REGARDING THE ONE-YEAR TERM, PLEASE TELL US WHEN YOU HAVE LAST HELD AN ANNUAL MEETING OF STOCKHOLDERS AND WHEN YOUR NEXT MEETING IS SCHEDULED.

In response to this comment, the Amended SB-2 has been revised to disclose that the Company held its last annual meeting in 2003 and intends to hold its next annual meeting during its first fiscal quarter in 2007.

SECURITY OWNERSHIP… PAGE 21

26.	THE FOOTNOTES AS NUMBERED APPEAR INACCURATE. PLEASE REVISE OR ADVISE.

Please see the revised security ownership table in the Amended SB-2.

DESCRIPTION OF SECURITIES, PAGE 22

27.

WE NOTE YOUR REFERENCES TO PREFERRED STOCK UNDER THE HEADING “COMMON STOCK.” PLEASE DISCLOSE THE NUMBER OF AUTHORIZED AND OUTSTANDING SHARES OF PREFERRED STOCK AND DESCRIBE HOW THE RIGHTS OF THE PREFERRED STOCKHOLDERS COULD AFFECT THE COMMON STOCKHOLDERS. ADD ANY APPROPRIATE RISK FACTORS.

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United States Securities and Exchange Commission
Attention: Alan Morris

The Company has clarified that it has not adopted a class of preferred stock and that its only class of securities outstanding is common stock.

NEVADA ANTI-TAKEOVER LAWS, PAGE 23

28.	REFER TO THE LAST SENTENCE OF THIS SECTION. PLEASE CLARIFY WHETHER YOU SATISFY THE STATUTORY CONDITIONS FOR THE LAW TO APPLY TO YOU. IF SO, PLEASE SUMMARIZE THE OPERATION OF THE LAW.

The Company has clarified in the Amended SB-2 that the anti-takeover provisions of the Nevada Revised Statutes are not applicable.

ORGANIZATION WITHIN THE LAST FIVE YEARS, PAGE 24

29.	PLEASE ARRANGE THE INFORMATION IN THIS SECTION IN CHRONOLOGICAL ORDER.

The Company has revised the Amended SB-2 as requested.

30.	PLEASE DISCLOSE THE TERMS OF THE MAJOR TRANSACTIONS AND CLEARLY DESCRIBE ANY CHANGES IN CONTROL.

The Company has revised the Amended SB-2 as requested.

NANOMINERALS CORP. PAGE 24

31.

THE RELATIONSHIP BETWEEN YOUR (1) AGREEMENT TO ISSUE WARRANTS FOR 6,000,000 SHARES EXERCISABLE AT $0.75, AND YOUR (2) ISSUANCE OF 10,000,000 WARRANT EXERCISABLE AT $0.375 IS UNCLEAR. PLEASE REVISE TO CLARIFY.

The Company has revised the Amended SB-2 as requested.

CORPORATE HISTORY, PAGE 25

32.	PLEASE DISCLOSE HOW YOU DISPOSED OF THE ASSETS AND LIABILITIES OF YOUR PREVIOUS BUSINESSES.

The Company has advised that the assets of the former business were not considered useable on an ongoing basis and were abandoned. The liabilities of the former business continue to be recognized by the Company.

DESCRIPTION OF PROPERTY, PAGE 28

33.	CLARIFY WHO ACTUALLY OWNS THE CLARKSDALE SITE, AND THE NATURE OF THE INTERESTS OF THE VARIOUS PARTIES, AND ANY UNDERLYING AGREEMENTS OR OWNERSHIP.

The Company has revised the Amended SB-2 as requested.

34.	REMOVE ALL TONNAGE AND/OR GRADE ESTIMATES THAT ARE NOT BASED ON DRILLING RESULTS, AND ESTIMATED USING STANDARD ENGINEERING APPROACHES.

The Company has revised the Amended SB-2 as requested.

35.

UNTIL SUCH TIME THAT YOU HAVE AN ENGINEERING BASIS, BASED ON A BANKABLE FEASIBILITY STUDY, FOR YOUR ESTIMATES OF DAILY TONNAGE OF YOUR PROCESSING PLANT, OPERATING LIFE, AND CAPITAL COSTS, REFRAIN FROM DISCLOSING THIS TYPE OF INFORMATION. REMOVE ALL ESTIMATES OF DAILY PROCESSING TONNAGE, OPERATING LIFE, CAPITAL COSTS, AND DISCUSSIONS OF THE POTENTIAL TO EXPAND OPERATIONS.

The Company has revised the Amended SB-2 as requested.

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United States Securities and Exchange Commission
Attention: Alan Morris

36.	MUCH OF YOUR DISCLOSURE APPEARS TO BE SPECULATION OR INFERENCE BASED ON VERY LIMITED INVESTIGATIONS.
	•	REFRAIN FROM MAKING ASSERTIONS ABOUT THE FUTURE OF YOUR CLARKSDALE PROJECT UNTIL YOU HAVE COMPLETED YOUR ENGINEERING AND MARKETING STUDIES TO A BANKABLE FEASIBILITY STUDY LEVEL.
•

CLARIFY YOUR DISCLOSURE ABOUT THE CLARKSDALE PROJECT THROUGHOUT THIS DOCUMENT THAT YOU HAVE ONLY PRELIMINARY DATA AND ANALYSES, AND LITTLE CAN BE STATED WITH ASSURANCE ABOUT THE PARAMETERS OF YOUR PROJECT.

	•	REMOVE FIGURE 3, AS IT IS BASED ON LIMITED METALLURGICAL TESTING.

The Company has revised the Amended SB-2 as requested.

37.

IN THE METALLURGY SECTION, DISCLOSE IF THERE HAVE BEEN ANY CERCLA STUDIES OR INVESTIGATIONS OF YOUR CLARKSDALE SITE. AS SUPPLEMENTAL INFORMATION PROVIDE THE BASIS OF YOUR ASSERTIONS THAT THE SITE HAS NO ENVIRONMENTAL ISSUES.

There have been no CERCLA studies or investigations of the Clarkdale site. The Company has removed references to any assertions respecting whether the Clarkdale Slag Project site has environmental issues.

38.	BRING ALL OF YOUR DISCLOSURE ABOUT YOUR PROJECT UP TO DATE, AND FOCUS YOUR DISCLOSURE ON THE EXPLORATION STAGE ACTIVITIES YOU HAVE ACCOMPLISHED. FOR INSTANCE, FOR YOUR CLARKSDALE SITE:
•	DISCLOSE ANALYTICAL APPROACHES, AND TYPES OF DRILLING USED,
•	CLARIFY WHO WAS IN CHARGE OF THE DRILLING, OR THE SAMPLING, AND WHEN MOUNTAIN STATES OR SOME OTHER THIRD PARTY BEGAN THE CHAIN-OF-CUSTODY PROCEDURES, AND FOR WHICH SAMPLES,
•	OUTLINE THE QUALITY CONTROL APPROACHES YOU USED IN YOUR DRILLING, SAMPLING AND ANALYSES,
•	PROVIDE A DISCUSSION THAT CLARIFIES THE DIFFERENCE BETWEEN TOTAL METAL ANALYSES AND EXTRACTABLE METAL ANALYSES,
•	PROVIDE A DISCUSSION OF THE EXTENT YOU HAVE CHARACTERIZED AND NOT AS YET CHARACTERIZED THE SMELTER/SLAG PILE TO DATE,
•	SUMMARIZE THE PHYSICAL AND CHEMICAL NATURE OF THE SMELTER REJECTS AND SLAG, AS YOU UNDERSTAND I,
•	PROVIDE A SUMMARY OF THE METALLURGICAL INVESTIGATIONS AND THE OBJECTIVE OF THE INVESTIGATIONS YOU HAVE MADE TO DATE, OR PREVIOUS INVESTIGATIONS BY OTHERS THAT YOU ARE RELYING ON.

The Company has revised the Amended SB-2 as requested.

CLARKSDALE SLAG PROJECT, PAGE 28

39.	PLEASE DESCRIBE VERDE RIVER IRON CO., FOCUSING THEIR ROLE AS CURRENT OWNER OF THE SLAG PROPERTY AND THEIR ROLE AS THE COMPANY’S JOINT VENTURE PARTNER. FOR EXAMPLE, DISCUSS THE FOLLOWING MATTERS:
	•	THEIR RIGHTS TO THE SLAG PILE AND THE BASIS FOR THOSE RIGHTS, AND;
	•	THEIR PRIOR EXPERIENCE IN LINE OF BUSINESS OF THE JOINT VENTURE.

The Company has revised the Amended SB-2 as requested.

40.	PLEASE TELL US WHO OWNS VERDE AND THEIR RELATIONSHIP TO YOU AND YOUR AFFILIATES.

Verde River is a private Nevada limited liability company. There is no relationship between the principals of Verde River and the Company’s management or affiliates.

41.	DESCRIBE ANY MATERIAL PRIOR ATTEMPTS TO EXPLOIT THE SLAG PILE, INCLUDING MATERIAL EFFORTS TO DETERMINE ECONOMIC FEASIBILITY.

The Company has advised that there were no prior attempts to exploit the slag pile or determine its economic feasibility and has revised the disclosure under the heading “Clarkdale Slag Project” in the Amended SB-2 accordingly

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United States Securities and Exchange Commission
Attention: Alan Morris

42.

PLEASE REVISE TO CLARIFY THE PURPOSE OF THE $10,000,000 PAYMENT TO A PRINCIPAL OF VERDE. CLARIFY THE PRIORITY OF THIS PAYMENT IN THE PAYMENT OF VARIOUS PROJECT EXPENSES AND DESCRIBE ANY DEMAND RIGHTS TO PAYMENT.

The Company has revised the Amended SB-2 as requested.

43.	DISCUSS THE $10,000,000 “OPERATING RESERVES” REQUIREMENTS OF THE JV AGREEMENT. HOW IS THIS RELATED TO THE REQUIRED PAYMENT OF $10,000,000 TO THE PRINCIPAL OF VERDE?

The Company has revised the Amended SB-2 as requested.

ACQUISITION OF CLARKSDALE SLAG PROJECT, PAGE 30

44.

PLEASE TELL US YOUR SPECIFIC REQUIREMENTS AND OBLIGATIONS UNDER THE JOINT VENTURE AGREEMENT AND YOUR PLANS TO FULFILL THESE OBLIGATIONS. YOUR EXPECTED TIME FRAME SHOULD BE DISCUSSED. ALSO, REFER TO OUR SEPARATE COMMENT ON YOUR PLAN OF OPERATIONS.

The terms of the Company’s obligations under the Joint Venture Agreement with Verde River are already summarized in the Amended SB-2 under the heading “Acquisition of Clarkdale Slag Project”. The Company has added a table disclosing the time frame for meeting the obligations under the Joint Venture Agreement.

CAPITAL COSTS, PAGE 32

45.

PLEASE DESCRIBE THE TERMS OF THE URS CONTRACT. IF A MATERIAL CONTRACT, FILE AS AN EXHIBIT. PROVIDE SIMILAR DISCLOSURE REGARDING YOUR ARRANGEMENT WITH MOUNTAIN STATES R&D INTERNATIONAL INC. MENTIONED IN THE NEXT SECTION.

The Company has revised the Amended SB-2 as requested, and has filed the URS contract as an exhibit to the Amended SB-2. See Exhibit 10.32 to the Amended SB-2.

CURRENT STATUS, PAGE 32

46.	IN THE TABLE MARKED “SD1-SD6” PLEASE EXPLAIN THE TERM “OPT"IN THE COLUMN FOR GOLD.

The term “OPT” refers to ounces per ton. The Company has revised the disclosure in the Amended SB-2 to clarify the reference.

SEARCHLIGHT CLAIMS, PAGE 35

LOCATION, ACCESS AND HISTORY OF EXPLORATION, PAGE 35

47.	PLEASE EXPLAIN THE TERM “UNPATENTED PLACER MINING CLAIMS.”

The Company has deleted the reference to “unpatented placer mining claims” in the Amended SB-2.

48.	PLEASE PROVIDE SUPPORT FOR THE INFORMATION REGARDING 250,000 OUNCES OF GOLD PRODUCED FROM 1900- 1950 IN THIS REGION, AND CLAIMS FOR SPECIFIC MINERALIZATION AT THE SEARCHLIGHT CLAIM.

References to the 250,000 ounces of gold previously produced on the Searchlight Claims were based on information compiled in the following reports:

-	Longwell, C.R., et al. (1965). Geology and Mineral Deposits of Clark County Nevada; Nevada Bureau of Mines and Geology Bulletin 62; 218 pages.

-	Reid, Harry (1998). “Searchlight – The Camp That Didn’t Fail” University of Nevada Press; 233 pages.

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United States Securities and Exchange Commission
Attention: Alan Morris

RESULTS OF OPERATIONS, PAGE 42

49.	PLEASE REPLACE THE VAGUE DISCLOSURE REPRESENTED BY THE WORK “CERTAIN” IN THE FIRST PARAGRAPH WITH SPECIFIC DISCUSSION AND ANALYSIS OF YOUR MATERIAL OBLIGATIONS.

The Company has revised the Amended SB-2 as requested.

50.	IT IS UNCLEAR WHY THE PERCENTAGE CHANGE FOR IDENTICAL AMOUNTS RESULTS IN DIFFERING FIGURES. PLEASE REVISE OR ADVISE.

The Company has corrected the percentages reflected in the table.

51.

PLEASE DISCUSS THE PRINCIPAL COMPONENTS OF MINING EXPLORATION EXPENSES AND GENERAL AND ADMINISTRATIVE. ALSO EXPLAIN THE REASONS FOR THE INCREASE IN MANAGEMENT FEES SO INVESTORS CAN EVALUATE EFFECT OF ANY TRENDS.

The Company has revised the Amended SB-2 as requested.

52.	BRIEFLY EXPLAIN WHAT INTANGIBLE ASSETS WERE IMPAIRED AND WHY.

The Company has advised that the intangible assets were represented by patent costs related to the former business and not considered useable on an ongoing basis. Intangible assets were written off as fully impaired.

LIQUIDITY AND FINANCIAL CONDITION, PAGE 43

53.	DISCUSS CAPITAL-RAISING ACTIVITIES DURING THE PERIODS COVERED.

The Company has revised the Amended SB-2 as requested. See the disclosure under the heading “Summary of Financing Activities” in the Amended SB-2.

CERTAIN RELATIONSHIPS, PAGE 45

54.	REGARDING THE TRANSACTIONS MENTIONED IN THE FIRST PARAGRAPH, PLEASE:
	•	DISCLOSE THE DATE OF EACH EVENT MENTIONED,
	•	CLARIFY THE AMOUNT OF PROFIT INVOLVED IN THE $690,000 PAYMENT,
	•	CLARIFY WHY THE AMOUNT AND TERMS OF THE WARRANTS YOU ISSUED DIFFERED FROM THE AGREEMENT.

There was no profit on the $690,000 received by Nanominerals Corp. Nanominerals was reimbursed for its prior expenditures and work on the property prior to assigning its interest. The Company has revised the Amended SB-2 accordingly, and has made the other requested changes.

55.	DISCLOSE THE AMOUNT YOU PAID FOR THE REPORT MENTIONED IN THE SECOND PARAGRAPH.

To date, the Company has not paid any compensation for the preparation of the Searchlight Gold Project report. The Amended SB-2 disclosure under the heading “Certain Relationships and Related Transactions” has been revised accordingly.

56.	DISCLOSE THE DURATION OF THE MANAGEMENT AGREEMENT MENTIONED IN THE PENULTIMATE PARAGRAPH. ALSO, DISCLOSE THE ACTUAL AMOUNT PAID UNDER THE AGREEMENT IN EACH OF THE LAST TWO YEARS.

The Company has revised the disclosure respecting the management agreement in the Amended SB-2 to indicate that the agreement is paid pursuant to a verbal agreement between the parties for an indefinite term.

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United States Securities and Exchange Commission
Attention: Alan Morris

57.

IN THE FINAL PARAGRAPH ON PAGE 46 PLEASE REVISE TO CLARIFY WHO OWED THE $300,000 AND WHO RECEIVED THE OPTION TO ACQUIRE 250,000 SHARES. ALSO DISCLOSE WHEN AND WHY THE DEBT WAS ISSUED AND THE TERMS OF THE DEBT.

The Company has revised the Amended SB-2 as requested.

58.

EXPLAIN THE BUSINESS PURPOSE OF THE TRANSACTION WHEREIN MR. HARLINGTEN TRANSFERRED 48,500,000 SHARES TO MR. MATHESON. EXPLAIN ANY RELATIONSHIP OF THIS TRANSACTION TO THE FEBRUARY 2005 REORGANIZATION. ALSO, WITH A VIEW TOWARD DISCLOSURE, PLEASE TELL US WHEN MR. HARLINGTEN ACQUIRED THE SHARES, THE TERMS OF THE ACQUISITION, AND THE TERMS OF THE TRANSFER TO MR. MATHESON.

The Company has revised the Amended SB-2 as requested. Mr. Harlingten acquired the above noted shares in the Company’s common stock in the following transactions:

(i)

On October 31, 2001, the Company approved the issuance of 25,000,000 shares of its common stock to Caisey Harlingten and his designates in connection with the Acquisition Agreement dated October 26, 2001 between Regma Bio Technologies Ltd., L.C.M. Equity Inc., Vladimir Pasechnik and Mr. Harlingten. The issuance was completed pursuant to Section 4(2) of the Securities Act of 1933.

(ii)

In July, 2003, the Company approved the issuance of 24,000,000 shares of the Company’s common stock to Mr. Harlingten upon the exercise of stock options issued to Mr. Harlingten under the Company’s 2003 Non-Qualified Incentive Stock Option Plan.

Mr. Matheson acquired 47,700,000 restricted shares of common stock (the “Transferred Shares”) from Caisey Harlingten and Pastiche Holdings Ltd., a company controlled by Mr. Harlingten, on April 12, 2005, for nominal consideration, pursuant to Section 4(2) of the Securities Act of 1933. Prior to his acquisition of the Transferred Shares, on February 8, 2005 Mr. Matheson, as part of the re-organization, assigned his interest and the interest of Searchlight Minerals, Inc., a company controlled by Mr. Matheson, in the Searchlight Claims to the Company. The Transferred Shares were acquired as part of the reorganization of the Company from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties. There was no written agreement outlining the terms of the reorganization of Searchlight.

59.	PLEASE PROVIDE THE DISCLOSURE REQUIRED BY REGULATION S-B ITEM 404(d)(2) AND INSTRUCTION 3 TO ITEM 404.

The Company has revised the Amended SB-2 as requested.

60.

IT IS UNCLEAR WHY YOU HAVE NOT DISCLOSED THE TRANSACTIONS MENTIONED IN THE FIRST PARAGRAPH OF NOTE 6 TO YOUR FINANCIAL STATEMENTS. PLEASE NOTE THAT TRANSACTIONS WITH PARTIES WHO WERE RELATED AT THE TIME OF THE TRANSACTION SHOULD BE DISCLOSED IN THIS SECTION.

The Company has revised the disclosure in the Amended SB-2 under the heading “Certain Relationships and Related Transactions” to disclose the related party transactions referred to in the notes to the Company’s financial statements.

61.	FILE THE AGREEMENTS MENTIONED IN THIS SECTION AS EXHIBITS TO THE REGISTRATION STATEMENT.

The following is a list of the agreements referenced under the heading “Certain Relationships and Related Transactions and the corresponding exhibit numbers in the Amended SB-2:

(i)	Assignment Agreement dated for reference June 1, 2005 between Searchlight Minerals Corp. and Nanominerals Corp (exhibit 10.20, 10.22 and 10.23).

(ii)	Joint Venture Agreement dated May 20, 2005 between Verde River Iron Company, LLC and Nanominerals Corp. (filed as a schedule to exhibit 10.20).

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United States Securities and Exchange Commission
Attention: Alan Morris

(iii)	Letter Agreement between the Company, Searchlight Minerals, Inc., K. Ian Matheson and certain claim owners dated February 8, 2005 (exhibits 10.4 to 10.11).

(iv)	Extension Agreement dated effective June 22, 2005 among the Company, K. Ian Matheson, Searchlight Minerals, Inc. and certain claim owners (exhibits 10.14 to 10.19).

All other agreements referenced under this heading are verbal agreements whose terms have been summarized in the Amended SB-2.

MARKET FOR COMMON EQUITY… PAGE 47

62.	PLEASE ADJUST ALL MARKET PRICES REPORTED TO GIVE RETROACTIVE EFFECT TO THE SPLIT. ALSO REVISE FOOTNOTE (1) ACCORDINGLY.

The Company has revised the table reflecting the market prices in the Amended SB-2 as requested.

EXECUTIVE COMPENSATION, PAGE 48 MANAGEMENT COMPENSATION, PAGE 48

63.	THE MEANING OF THE SYMBOL “*” APPEARING AT THE TOP OF THE COLUMN OPTIONS/SAR’S IS UNCLEAR. PLEASE REVISE OR ADVISE.

The Company has deleted the reference to the symbol “*” in the Amended SB-2.

STOCK OPTION GRANTS, PAGE 49

64.

WITH RESPECT TO THE THIRD COLUMN IN THE TABLE, THE “(1)” IS UNCLEAR AS THERE IS NO RELATED FOOTNOTE. WITH RESPECT TO THE ENTRIES SHOWN OPPOSITE EACH NAME, IT IS UNCLEAR WHY THEY WOULD BE “N/A” RATHER THAN A PERCENTAGE OF THE TOTAL ISSUED DURING THE FISCAL YEAR. SEE REGULATION S-B ITEM 402(c)(2)(iii).

The Company has revised the Amended SB-2 as requested.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

65.	PLEASE REVISE THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON PAGE F-1 TO REMOVE THE REFERENCE TO 2003 SINCE THESE FINANCIAL STATEMENTS ARE NOT INCLUDED.

The Report of Independent Registered Accounting Firm has been revised as requested and is included in the Amended SB-2.

66.	THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM SHOULD REFERENCE THE INCEPTION TO DATE INFORMATION IN THE THIRD PARAGRAPH ON PAGE F-2.

The Report of Independent Registered Accounting Firm has been revised as requested and is included in the Amended SB-2.

FINANCIAL STATEMENTS, PAGE 51

GENERAL

67.	PLEASE UPDATE THE FINANCIAL STATEMENTS, IF NECESSARY, AS REQUIRED BY ITEM 310 OF REGULATION S-B.

The Company has included the interim unaudited financial statements for the period ended June 30, 2006 in the Amended SB-2 and has updated the disclosure accordingly.

O’Neill Law Group PLLC	12
United States Securities and Exchange Commission
Attention: Alan Morris

68.	INCLUDE UPDATED ACCOUNTANT’S CONSENTS WITH ALL AMENDMENTS TO THE FILING.

The Company has included the updated accountant’s consent in the Amended SB-2.

69.

PLEASE TELL US HOW YOU WILL ACCOUNT FOR THE “PENALTY UNITS” ISSUED ON FEBRUARY 6, 2006, DISCUSSED ON PAGE 13. IN ADDITION, CLARIFY YOUR OBLIGATIONS UNDER THESE PRIVATE PLACEMENTS, INCLUDING WHETHER YOU HAVE ANY OBLIGATION AFTER THE REGISTRATION STATEMENT ON FORM SB-2 IS DECLARED EFFECTIVE SUCH AS THE REQUIREMENT TO MAINTAIN EFFRECTIVENESS.

The Company has advised that the warrants will be accounted for by the Company under EITF 00-19. The liquidated damages are capped at 10%. The capped liquidated damages deemed to be related to the warrants was determined to be less than the difference in value between registered and unregistered shares and are deemed to be equity rather than a warrant liability. The Company has no further obligation under these agreements.

BALANCE SHEETS, PAGE F-3

70.

WE NOTE THAT YOU CAPITALIZED $127,134 FOR MINING CONCESSIONS AND $690,000 FOR THE JOINT VENTURE AGREEMENT. PLEASE TELL US HOW THE CAPITALIZATION OF THESE COSTS IS IN ACCORDANCE WITH YOUR MINING PROPERTY ACQUISITION AND EXPLORATION COSTS ACCOUNTING POLICY ON PAGE F-9 WHICH STATES THAT YOU “EXPENSE ALL COSTS RELATED TO THE ACQUISITION AND EXPLORATION OF MINERAL PROPERTIES IN WHICH WE HAVE SECURED EXPLORATION RIGHTS PRIOR TO ESTABLISHMENT OF PROVEN AND PROBABLE RESERVES. TO DATE, WE HAVE NOT ESTABLISHED THE COMMERCIAL FEASIBILITY OF ANY EXPLORATION PROSPECTS; THEREFORE, ALL COSTS ARE BEING EXPENSED.”

The Company has advised that the accounting policy of the Company was not properly updated in the audited financial statements to disclose the property acquisition policy of the new business of the Company. The financial statement notes have been updated to reflect the following: “For new projects without established reserves, all costs, other than acquisition costs, are expensed prior to the establishment of proven and probable reserves.” Please see the revised audited financial statements included the Amended SB-2 and the Form 10-KSB/A attached to this letter as Appendix “B”.

71.

IN ADDITION, THE BASIS FOR THE CAPITALIZATION OF THESE COSTS AND THEIR RECOVERABILITY SHOULD BE ADDRESSED. THE BASIS OF THE VALUATION OF THE STOCK ISSUED FOR THESE ASSETS SHOULD ALSO BE DISCLOSED IN NOTE 3 ON PAGE F-12.

The Searchlight claims were purchased for an agreed upon price. The price was paid in cash of $87,134 and shares of 5,600,000 (to be issued over a 4 year period) valued at the remaining claim value of $40,000. At the time of the transaction, 1,400,000 shares were issued by the company and the full value of the transaction was recorded. The additional share issuances of 1,400,000 for three remaining years are at the Company’s discretion if they choose to retain the claims. In July, 2006 it was the decision of the Company to issue the 2nd tranche of shares and continue funding the acquisition. As there was no stated value for such a share block, the share issuance was valued based on the underlying asset. The Clarkdale joint venture interest acquisition was based upon an agreed upon price. The price was based upon hard dollar acquisition costs by the former owner. Based on the Company’s knowledge of the project, the valuation is well supported by the underlying property. The Company has revised Note 3 to the audited financials to disclose the basis of valuation of the stock issued. Please see the revised audited financial statements included the Amended SB-2 and the Form 10-KSB/A attached to this letter as Appendix “B”.

O’Neill Law Group PLLC	13
United States Securities and Exchange Commission
Attention: Alan Morris

STATEMENTS OF OPERATIONS, PAGE F-4

72.	PLEASE REVISE THE STATEMENTS OF OPERATIONS TO PRESENT EXPENSE FOR STOCK-BASED COMPENSATION IN THE SAME LINE OR LINES AS CASH COMPENSATION PAID TO THE SAME EMPLOYEES IN ACCORDANCE WITH SAB TOPIC 14F.

The Company has revised its financial statements to conform to a single line presentation for compensation as requested. Please see the revised audited financial statements included the Amended SB-2 and the Form 10-KSB/A attached to this letter as Appendix “B”.

73.	THE FOOTNOTES SHOULD BE REVISED TO DISCLOSE DETAILS OF THE ASSET IMPAIRMENTS RECORDED IN FISCAL 2004.

The Company has revised its financial statements as requested. Please see the revised audited financial statements included the Amended SB-2 and the Form 10-KSB/A attached to this letter as Appendix “B”.

NOTE 1. HISTORY, PAGE F-8

74.	PLEASE TELL US WHY THE REORGANIZATION FROM A BIOTECH TO MINERAL EXPLORATION COMPANY WAS NOT ACCOUNTED FOR AS A DISCONTINUED OPERATION.

The former business of the Company was in the development stage from inception and had never commenced operations. Treatment as a discontinued operation has not been considered appropriate by the Company.

NOTE 1. GOING CONCERN, PAGE F-9

75.

PLEASE REVISE TO INCLUDE YOUR SPECIFIC VIABLE PLAN OF OPERATIONS, INCLUDING YOUR PLAN AND TIME FRAME TO COMPLETE EACH OF THE PHASES DISCUSSED ON PAGES 34 AND 40 AND THE EXPECTED SOURCES FOR THE SUBSTANTIAL FINANCING NECESSARY FOR THIS PROJECT. YOUR DISCUSSION OF “FUTURE FINANCING” ON PAGE 44 SHOULD PROVIDE MORE INSIGHT INTO EXPECTED SOURCES TO SATISFY FINANCING NEEDS. YOU SHOULD ALSO DISCUSS THE EXPECTED IMPACT IF YOU ARE NOT ABLE TO RAISE THE NECESSARY FINANCING. ADDITIONAL DISCLOSURE SHOULD BE INCLUDED IN MD&A. PLEASE REFER TO FRC 607.02.

The Company has revised the Amended SB-2 as requested.

NOTE 4. JOINT VENTURE AGREEMENT, PAGE F-12

76.	PLEASE TELL US HOW YOU ACCOUNTED FOR THE ACQUISITION OF THE JOINT VENTURE INTEREST. IN ADDITION, CLARIFY YOUR OWNERSHIP PERCENTAGE.

The Company accounted for the acquisition as follows: upon full earn-in, the Company anticipates consolidation of the joint venture into its financial statements, and at present, the Company merely holds its acquired interest in the joint venture agreement.

NOTE 5. LOANS PAYABLE, PAGE F-13

77.

WE NOTE THAT THE RELATED PARTY LOAN PAYABLE DOES NOT BEAR INTEREST. PLEASE REVISE TO ACCRUE ALL COSTS OF DOING BUSINESS FOR ALL PERIODS, INCLUDING INTEREST ON THE NON-INTEREST BEARING LOAN, COMPENSATION (PAGE 48), AND ANY OTHER SERVICES, EQUIPMENT OR PROPERTY PROVIDED WITHOUT CHARGE AS REQUIRED BY SAB TOPIC 1.B.1

The loans referred to in Note 6 are to former officers and directors of the former business of the Company. These liabilities are no longer considered to be with parties related to the Company. The accrual of an imputed interest factor has not been considered material to the financial statements of the Company.

O’Neill Law Group PLLC	14
United States Securities and Exchange Commission
Attention: Alan Morris

NOTE 8. STOCKHOLDER’S EQUITY, PAGE F-14

78.	DISCLOSE DETAILS OF THE BASIS FOR THE VALUATIONS ASSIGNED TO THE STOCK ISSUANCES DURING FISCAL 2005 FOR SERVICES, CANCELLATION OF DEBT, ACQUISITION OF MINING CONCESSIONS, ETC.

Valuation of stock for the acquisition of Searchlight claims is more fully discussed under the SEC’s Comment No. 71. Shares issued for cancellation of debt were valued at the negotiated number of shares necessary to satisfy the debt holder.

EXHIBITS

79.	REMOVE THE TECHNICAL REPORTS ATTACHED AS EXHIBITS. INDUSTRY GUIDE 7 SPECIFICALLY PROHIBITS TECHNICAL STUDIES BEING ATTACHED TO REGISTRATION STATEMENTS.

There are no technical reports attached as exhibits to the Amended SB-2. The only geological reports the Company has prepared were submitted supplementally to the SEC in accordance with Industry Guide 7.

UNDERTAKINGS, PAGE 58

80.	INCLUDE THE UNDERTAKING PURSUANT TO REGULATION S-B ITEM 512(g) AS APPLICABLE.

The Company has included the undertaking set in Item 512(g) in the Amended SB-2 as requested.

FORM 10-QSB DATED SEPTEMBER 30, 2005
ACQUISITION OF CLARKDALE SLAG PROJECT, PAGE 5

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United States Securities and Exchange Commission
Attention: Alan Morris

81.

YOU DISCLOSE THAT YOU INTEND TO PURSUE A FOUR PHASE WORK PROGRAM FOR THE PURPOSE OF PROCESSING UP TO 2/3 OR 20,000,000 TONS MINIMUM OF SLAG FROM A COPPER SMELTER SLAG PILE LOCATED AT THE CLARKSDALE SLAG PROJECT SITE. PLEASE REMOVE YOUR DISCLOSURE OF ESTIMATES OF QUANTITIES OF MATERIAL YOU INTEND TO PROCESS UNTIL GRADE AND QUANTITY HAVE BEEN ESTIMATED USING STANDARD ENGINEERING TECHNIQUES.

The Company has not amended the disclosure under the heading “Acquisition of Clarkdale Slag Project” in its September 30, 2005 Form 10-QSB for the following reasons: (i) the disclosure in the Company’s Form 10-QSB contains one reference to the processing of 20,000,000 tons of slag and it is in a section where the Company is describing the specific terms of its agreements to acquire its interest in the Clarkdale Slag Project; (ii) in the same section the Company refers to the fact that the re-processing of the slag is subject to the completion of a bankable feasibility study, and (iii) under the heading “Overview” the Company clarifies that the re-processing of the slag pile is subject to implementing a drilling and sampling program that indicate that the project is feasible.

FORM 10-KSB FILED APRIL 17, 2006

82.	PLEASE AMEND YOUR FORM 10-KSB TO CONFORM TO COMMENTS IN THIS LETTER, AS APPLICABLE.

Please see the amended Form 10-KSB attached hereto as Appendix “B” to this letter. The Company intends to file the amended Form 10-KSB upon confirmation that the proposed changes to the Amended 10-KSB are acceptable.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

CYN/dml

Enclosures

cc:	Searchlight Minerals Corp. Attention: Ian McNeil, President

Appendix “A”

1.

On June 30, 2005, the Company issued 700,000 (pre-split) shares to certain of the selling stockholders pursuant to mineral claim acquisition agreements with the Company dated February 8, 2005: as follows:

NAME OF CLAIM OWNER	NUMBER OF SHARES
Kiminco Inc.	17,500
Pass Minerals Inc.	26,250
P.V.B. Metals Inc.	17,500
P.V.S. Minerals Inc.	17,500
Debra Matheson	17,500
P.V.H. Placers Inc.	17,500
Silver Mesa Mining Inc.	17,500
Pilot Plant Inc.	297,500
Bear Dog Mines Inc.	35,000
Gold Hunter Inc.	35,000
Michael D. Anderson	26,250
Farrell Drozd	8,750
Michael I. Matheson	8,750
Britti Gold Inc.	35,000
Geosearch Inc.	17,500
Geotech Inc.	17,500
Patrick B. Matheson	17,500
Gold Crown Minerals Inc.	70,000
700,000

2.

On September 2, 2005, the Company completed a private placement of 3,195,000 units to the following purchasers at a price of $0.50 per unit, with each unit consisting of one share of its common stock and one half of one share purchase warrant entitling the stockholder to purchase an additional share of its common stock at a price of $1.25 per share for a period of nine months following closing, in a private placement that was exempt from registration under Regulation S of the Securities Act.

Number of Units Subscribed	Name of Subscriber	Dollar Amount Subscribed	Number of Shares Issued	Number of Warrants Issued	Number of Penalty Warrants Issued
100,000	Avonlea Ventures Inc.	$50,000	100,000	50,000	10,000
300,000	Robert Crosbie	$150,000	300,000	150,000	30,000
40,000	Patrick Dean Burns	$20,000	40,000	20,000	4,000
100,000	Joe Wolfe	$50,000	100,000	50,000	10,000
50,000	Bob Edwards	$25,000	50,000	25,000	5,000
100,000	Galaxy Players Ltd	$50,000	100,000	50,000	10,000
20,000	Theresa Garthwaite	$10,000	20,000	10,000	2,000
40,000	Patrick Power	$20,000	40,000	20,000	4,000
100,000	Robert M. Franklin	$50,000	100,000	50,000	10,000
300,000	Robocheyne Consulting	$150,000	300,000	150,000	30,000
50,000	Isla Steinberg	$25,000	50,000	25,000	5,000
50,000	Robert Donaldson	$25,000	50,000	25,000	5,000
50,000	Robert Sellars	$25,000	50,000	25,000	5,000
100,000	John Panneton	$50,000	100,000	50,000	10,000
50,000	Sharon Sandler	$25,000	50,000	25,000	5,000
200,000	Stephen Sharpe	$100,000	200,000	100,000	20,000
200,000	Sam Freeman	$100,000	200,000	100,000	20,000
10,000	Joshua Markle	$5,000	10,000	5,000	1,000

Appendix “A”

Number of Units Subscribed	Name of Subscriber	Dollar Amount Subscribed	Number of Shares Issued	Number of Warrants Issued	Number of Penalty Warrants Issued
10,000	Chantel Markle	$5,000	10,000	5,000	1,000
10,000	Korine Markle	$5,000	10,000	5,000	1,000
20,000	Phyllis Markle	$10,000	20,000	10,000	2,000
20,000	Grant Block	$10,000	20,000	10,000	2,000
40,000	Paul Bragg	$20,000	40,000	20,000	4,000
40,000	Daryl S. Brooks	$20,000	40,000	20,000	4,000
60,000	Gary W. Hatch	$30,000	60,000	30,000	6,000
240,000	George R. Hatch	$120,000	240,000	120,000	24,000
20,000	Michael E. Hatch	$10,000	20,000	10,000	2,000
120,000	Larry Hill	$60,000	120,000	60,000	12,000
20,000	Donald McKay	$10,000	20,000	10,000	2,000
150,000	Michael Medjuck	$75,000	150,000	75,000	15,000
50,000	Reza Nazarinia	$25,000	50,000	25,000	5,000
20,000	Wilson Ho-Yin Ng	$10,000	20,000	10,000	2,000
25,000	Thomas O'Neill Management Corp.	$12,500	25,000	12,500	2,500
100,000	Sandy Sereda	$50,000	100,000	50,000	10,000
40,000	Lesley Diana	$20,000	40,000	20,000	4,000
200,000	Shirley Hunter	$100,000	200,000	100,000	20,000
100,000	Timothy C. Mitchell	$50,000	100,000	50,000	10,000
50,000	0733480 BC Ltd.	$25,000	50,000	25,000	5,000
3,195,000	TOTAL	$1,597,500	3,195,000	1,597,500	319,500

3.

On September 6, 2005, the Company completed a private placement of 230,000 units to the following purchasers at a price of $0.50 per unit, with each unit consisting of one share of its common stock and one half of one share purchase warrant entitling the stockholder to purchase an additional share of its common stock at a price of $1.25 per share in a private placement to accredited investors that was exempt from registration under Regulation D of the Securities Act:

Number of Units Subscribed	Name of Subscriber	Dollar Amount Subscribed	Number of Shares Issued	Number of Warrants Issued	Number of Penalty Warrants Issued
150,000	Brian W. Lawrence	$75,000	150,000	75,000	15,000
40,000	Stephen S. Lawrence	$20,000	40,000	20,000	4,000
40,000	Edward N. Levine	$20,000	40,000	20,000	4,000
230,000	TOTAL	$115,000	230,000	115,000	23,000

4.

On September 7, 2005, the Company completed a private placement of 2,700,000 units to the following purchasers at a price of $0.50 per unit, with each unit consisting of one share of its common stock and one half of one share purchase warrant entitling the stockholder to purchase an additional share of its common stock at a price of $1.25 per share in a private placement that was exempt from registration under Regulation S of the Securities Act:

Number of Units Subscribed	Name of Subscriber	Dollar Amount Subscribed	Number of Shares Issued	Number of Warrants Issued	Number of Penalty Warrants Issued
1,480,000	Centrum Bank AG	$740,000	1,480,000	740,000	148,000
520,000	Bank Sal. Oppenheim Jr. & Cie (Switzerland) Limited	$260,000	520,000	260,000	52,000
700,000	Harold C. Moll	$350,000	700,000	350,000	70,000
2,700,000	TOTAL	1,350,000	2,700,000	1,350,000	270,000

Appendix “A”

5.

On January 18, 2006, the Company completed a private placement of 39 units to the following purchasers at a price of $45,000 per unit, with each unit consisting of 100,000 shares of its common stock and share purchase warrants entitling the stockholder to purchase 100,000 additional shares of our common stock at a price of $0.65 per share in a private placement to accredited investors that was exempt from registration under Regulation D of the Securities Act.

Number of Units Subscribed	Name of Subscriber	Dollar Amount Subscribed	Number of Shares Issued	Number of Warrants Issued
1	Larry Baratz	$45,000	100,000	100,000
1	Joseph W. Brown	$45,000	100,000	100,000
2	Kenneth G. Dalamora	$90,000	200,000	200,000
1	DMD Partners/Gregg Nagel	$45,000	100,000	100,000
1	Chris Glynn	$45,000	100,000	100,000
3	James W. Harpel	$135,000	300,000	300,000
4	Hebrides LP Hebrides Capital LLC	$180,000	400,000	400,000
1	Michael A. Kellogg	$45,000	100,000	100,000
1	Charles A. Knight	$45,000	100,000	100,000
1	James B. Knight	$45,000	100,000	100,000
2	Brian W. Lawrence	$90,000	200,000	200,000
2	Bruce E. Lazier	$90,000	200,000	200,000
1	Billie W. Maine	$45,000	100,000	100,000
1	Craigen L.T. Maine, TR FBO Maine Rev. Family Trust UA June 4, 1980	$45,000	100,000	100,000
1	Dalton Maine	$45,000	100,000	100,000
1	Timmie Maine Miller	$45,000	100,000	100,000
1	Martin Oring	$45,000	100,000	100,000
1	Jimmie L. Porter Jr.	$45,000	100,000	100,000
1	Mary Shaver	$45,000	100,000	100,000
1	Jerry and Stephanie Stern Family Trust	$45,000	100,000	100,000
1	Kenneth Sutherland	$45,000	100,000	100,000
1	John P. Tatum	$45,000	100,000	100,000
1	Richard B. Trull Family Trust Richard B. Trull Trustee	$45,000	100,000	100,000
1	Brian and Janelle Werdesheim Revocable Family Trust	$45,000	100,000	100,000
1	Jeffrey L. Werdesheim	$45,000	100,000	100,000

Appendix “A”

Number of Units Subscribed	Name of Subscriber	Dollar Amount Subscribed	Number of Shares Issued	Number of Warrants Issued
2	Richard J. Werdesheim and Lynne Werdesheim TTEES FBO Werdesheim Family Trust DTD 10-14-86	$90,000	200,000	200,000
1	WES-TEX Drilling Company, L.P.	$45,000	100,000	100,000
3	Donald Wohl	$135,000	300,000	300,000
Total: 39		$1,755,000	3,900,000	3,900,000

6.

In connection with the September 2, 2005 Private Placement the Company issued 639,000 shares and warrants to purchase an additional 319,500 shares for a period of nine months from the closing of the offering at an exercise price equal to $1.25 US per share to Dominick & Dominick Securities Inc. pursuant to Regulation S of the Securities Act in consideration of acting as the Company’s agent in connection with the September 2, 2005 Private Placement. The warrants were subsequently exercised on June 16, 2006 and are included in the total number of securities being registered.

7.

In connection with the September 6, 2005 Private Placement the Company issued 540,000 shares and warrants to purchase an additional 270,000 shares for a period of nine months from the closing of the offering at an exercise price equal to $1.25 US per share to Clarion Finanz AG in consideration of acting as the Company’s agent in connection with the September 6, 2005 Private Placement. The warrants were subsequently exercised on June 16, 2006 and are included in the total number of securities being registered.

8.

On January 18, 2006, the Company issued warrants to purchase 390,000 shares of its common stock exercisable at a price of $0.65 per share for a period of two years from the date of issuance pursuant to Regulation D of the Securities Act to S&P Investors, Inc. in consideration of acting as the Company’s agent in connection with the January 18, 2006 Private Placement. The 390,000 shares acquirable on exercise of the warrants issued to S&P Investors, Inc. are included in the total number of securities being registered.

9.	The following selling stockholders acquired 2,840,000 shares of the Company’s common stock from K. Ian Matheson:

(i)

On October 4, 2005 Mr. Matheson transferred 800,000 of the shares held by him pursuant to Section 4(2) and Regulation S of the Securities Act to Donna Popich (400,000), and Nicole Reimens Van Laare (400,000), for nominal consideration;

(ii)

In January, 2006, Mr. Matheson transferred 2,040,000 of the shares held by him pursuant to Section 4(2) and Regulation S of the Securities Act to the following investors for nominal consideration: Douglas Birnie (200,000); Andrew L. Dall (50,000); George Hatch (150,000); Robert C. McDougal (200,000); Kahala Financial Corp. (640,000); Pilot Plant Inc. (200,000); John Rozendaal (100,000); and Derek Van Laare (500,000).

10.

On June 16, 2006, the Company issued 8,506,000 shares of its common stock to certain of the selling stockholders on the exercise of all of the warrants issued in the September 2, 2005 Private Placement, the September 6, 2005 Private Placement and the September 7, 2005 Private Placement.

Name of Subscriber	Number of Shares Issued	Exercise Price
Dean Burns	44,000	$27,500

Appendix “A”

Name of Subscriber	Number of Shares Issued	Exercise Price
Joe Wolfe	110,000	$68,750
Patrick Power	44,000	$27,500
Robert Franklin	110,000	$68,750
Robert Crosbie	330,000	$206,250
Robocheyne Consulting	330,000	$206,250
Joshua Markle	11,000	$6,875
Chantel Markle	11,000	$6,875
Korine Markle	11,000	$6,875
Phyllis Markle	22,000	$13,750
Tim Mitchell	110,000	$68,750
Avonlea Ventures	110,000	$68,750
Shirley Hunter	220,000	$137,500
Bob Edwards	55,000	$34,375
Galaxy Players Ltd	110,000	$68,750
Theresa Garthwaite	12,000	$7,500
Kahala Financial Corp.	10,000	$6,250
Robocheyne Consulting	82,500	$51,551
Wendy Rose	82,500	$51,563
Brian Lawrence	165,000	$103,125
Stephen Sharpe	220,000	$137,500
Bruce Lazier	110,000	$68,750
Kahala Financial Corp.	110,000	$68,750
Dominick & Dominick Securities Inc.	958,500	$359,438
Grant Block	22,000	$13,750
Paul Bragg	44,000	$27,500
Daryl S. Brooks	44,000	$27,500
Gary W. Hatch	66,000	$41,250
George Hatch	264,000	$165,000
Michael Hatch	22,000	$13,750
Larry Hill	132,000	$82,500
Donald McKay	22,000	$13,750
Michael Medjuck	165,000	$103,125
Reza Nazarinia	55,000	$34,375
Wilson Ho-Yin Ng	22,000	$13,750
Sandy Sereda	110,000	$68,750
Thomas O'Neill Management Corp.	27,500	$17,188
Lesley Diana	44,000	$27,500
0733480 BC Ltd.	55,000	$34,375
Bank Sal Oppemheim Jr & CIE (Switzerland) Limited	572,000	$357,500
Centrum Bank AG	1,628,000	$1,017,500
Kahala Financial Corp	35,000	$21,875
Derek Van Laare	35,000	$21,875
Kahala Financial Corp.	92,500	$67,813
Robocheyne Consulting	92,500	$47,800
Brian Lawrence	394,000	$246,250
Bruce Lazier	300,000	$187,500
Graham Hughes	30,000	$18,750
Clarion Finanz AG	810,000	$303,750
Coates Levine 1999 Trust	44,000	$27,500
TOTAL	8,506,000	$4,874,103

Appendix “B”

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A

(Mark One)

[X] Annual Report Pursuant To Section 13 Or 15(d) Of The Securities Exchange Act Of 1934

For the fiscal year ended December 31, 2005

[   ] Transition Report Under Section 13 Or 15(d) Of The Securities Exchange Act Of 1934

For the transition period from _____ to _____

COMMISSION FILE NUMBER: 000-30995

SEARCHLIGHT MINERALS CORP.
(Name of small business issuer in its charter)

NEVADA	98-0232244
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

#120 - 2441 W. Horizon Ridge Pkwy
Henderson, NV	89052
(Address of principal executive offices)	(Zip Code)

(360) 332-1752
Issuer's telephone number

Securities registered under Section 12(b) of the Exchange Act: NONE.

Securities registered under Section 12(g) of the Exchange Act:

SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [   ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days. Yes [X] No [   ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form
10-KSB.[   ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [X]

State issuer's revenues for its most recent fiscal year $NIL

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. (See definition of affiliate in Rule 12b-2 of the
Exchange Act.) $14,413,398 as of December 30, 2005.

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date. 57,275,000 Shares of Common Stock as of April 14, 2006.

Transitional Small Business Disclosure Format (check one): Yes [   ] No [X]

Explanatory Note

Searchlight Minerals Corp. (the "Company") is amending this Annual Report on Form 10-KSB for the period ended December, 31, 2005 in response to the U.S. Securities & Exchange Commission's (the “SEC”) comment letter to the Company dated May 24, 2006 (the "Comment Letter"). In particular, the Company has made the following changes to this Annual Report in accordance with the Comment Letter:

(i)	The Company has amended the disclosure under the heading “Item 2. Description of Property” to remove any mineral estimates of grade and tonnage not supported by a bankable feasibility study;

(ii)

The Company has amended the accompanying audited financials statements for the years ended December 31, 2005 and 2004 (the “Audited Financials”) to clarify presentation and footnote disclosure in the Audited Financials in accordance with the SEC comments;

(iii)	The Company has updated its accounting policy disclosed in Note 1 to the Audited Financials respecting mining property and exploration costs in accordance with the SEC comments; and

(iv)	The Company has revised Note 3 to the Audited Financials to include the basis of the valuation of the stock issued for certain assets acquired by the Company;

Other than the foregoing, no part of the Annual Report on Form 10-KSB filed on April 17, 2006 is being amended, and the filing of this Amended Annual Report on Form 10-KSB/A should not be understood to mean that any other statements contained therein are untrue or incomplete as of any date subsequent to April 17, 2006. This report does not reflect events occurring after the filing of the original Annual Report on Form 10-KSB, nor modify or update those disclosures in any way other than as required to reflect the comments of the SEC in the Comment Letter.

PART I

ITEM 2.                DESCRIPTION OF PROPERTY.

We currently do not own any real property. We have an interest in the two groups of properties comprising our Clarkdale Slag project and Searchlight project discussed below.

On September 6, 2005, we entered into lease agreement with Burnett & Williams, LLC, a Nevada limited liability company (“B&W”) for the lease of our head office consisting of approximately 750 square feet located at Suite 120-2441 W. Horizon Ridge Parkway, Henderson NV 89052 at a rate of $3,100 per month. The lease is for a term of six months commencing September 15, 2005. The lease term is renewable at our option for a further six months on the same terms and conditions.

CLARKDALE SLAG PROJECT

Location, Access and History of Exploration

The Clarkdale Project is located at Clarkdale, Arizona, USA some 107 miles north of Phoenix and about 50 miles southwest from Flagstaff, Arizona, see Figure 1, below. The project is located at 3,480’ elevation on 198.7 deeded acres of industrial zoned land near the town of Clarkdale (3,600 residents). It contains the old smelter site and a slag pile available for processing pursuant to the terms of our JV Agreement. The slag was produced as smelter rejects from processing copper ores, principally from Jerome, during the period 1915-1952, when the Clarkdale smelter was one of the largest copper smelters in the world. Jerome, some 6 miles west of Clarkdale at elevation 5,435’, is a historic mining district, which produced fortunes in copper extracted from massive sulfide deposits mined at Jerome (1889-1952) and smelted at both Jerome (1889-1915) and Clarkdale (1915-1952).

Improvements in technology over the last 50 years have now advanced to the point where re-processing of the slag at Clarkdale for gold, silver, copper, zinc, iron and ferro-silicates may be considered economic. What remains is to drill prove the mineral inventory and to complete a test module of the process. The capital requirements to complete the testing and to build and start up the operation are estimated at $31,000,000.

Figure 1 - Clarkdale Slag Project Site

Acquisition of Clarkdale Slag Project

We entered into an assignment agreement with Nanominerals Corp., a Nevada Corporation dated for reference June 1, 2005, as amended August 31, 2005 pursuant to which Nanominerals Corp. assigned all of its interest in the JV Agreement to us. The JV Agreement was entered into for the purpose of funding the processing of a copper smelter slag located on a parcel of land consisting of approximately 200 acres in Clarkdale, Arizona.

On October 24, 2005, we entered into an amendment (the “Amended Assignment Agreement”) to the Assignment Agreement, for the purpose of clarifying our obligation to pay Nanominerals Corp. a royalty equal to 5% of the Net Smelter Returns (as defined in the Amended Assignment Agreement) resulting from the processing and extraction of minerals from the Clarkdale Slag Project. Pursuant to the terms of the Amended Assignment Agreement, we completed the acquisition of all of Nanominerals Corp.’s interest in the JV Agreement and fulfilled our obligations under the terms and conditions of the Assignment Agreement, which included the following conditions:

(a)	Repay Nanominerals Corp. $690,000 in respect of certain payments made by Nanominerals Corp. towards the acquisition of the Clarkdale Slag Project made pursuant to the terms of the JV Agreement.

(b)	Assign Nanominerals Corp. a five percent net smelter return royalty payable from Searchlight’s share of production from the Clarkdale Slag Project.

(c)	Appoint sufficient nominees of Nanominerals Corp. to Searchlight’s board of directors to constitute a majority of the board following execution of the Assignment Agreement.

(d)

Issue to Nanominerals Corp., or its designate, 6,000,000 warrants to purchase shares of the common stock of Searchlight exercisable for a term of 10 years from the date of the Assignment Agreement at an exercise price of $0.75 per share.

(e)

Provide confirmation to Nanominerals Corp., that Searchlight has received funds of $2,000,000 pursuant to Searchlight’s private placement offering of its securities to accredited investors in the U.S. and to accredited investors outside of the U.S.

Following our acquisition of Nanominerals Corp.’s interest in the Clarkdale Slag Project, we are presently proceeding with the joint venture with Verde River Iron Company, LLC, see Figure 2 – Clarkdale Joint Venture Structure, below. Under the terms of the JV Agreement, we intend to form a jointly owned limited liability operating company (“OPCO”) to pursue a four phase work program for the purpose of processing slag from a copper smelter slag pile located at the Clarkdale Slag Project site, to extract byproducts from the slag for commercial resale. Pursuant to the terms of the JV Agreement, we have the option to earn a 50% interest in the Clarkdale Slag Project subject to the following, payments and conditions:

(a)

We are required to fund all expenditures for Phase I of the work program and we must pay $3,000,000 into OPCO’s account within 14 days of the completion of Phase I. At the time we make the $3,000,000 payment to OPCO, Verde River Iron Company, LLC agrees to transfer all rights to process the Clarkdale Slag Project slag pile to OPCO and grant us a license to use the project site for the project.

(b)	After completion of a bankable feasibility study in Phase II, we are required to contribute $27,000,000 (“Project Funding Payment”) to OPCO within 90 days of receipt of the study.

(c)	Verde River Iron Company, LLC is not required to contribute any funds for project expenses.

(d)

In the event of termination by either party, provided that Phase II has been completed, Verde River Iron Company, LLC agreed to assign 10% of its net operating profits from the project to us until we receive an amount equal to two times the amount of our total investment in the project.

(e)

a principal of Verde River Iron Company, LLC, will be paid an amount of $10,000,000 from the Project Funding Payment, the Initial Payment (as further defined in the JV Agreement) and net cash flow of the project before any money is distributed to Searchlight and Verde River Iron

Company, LLC.

The $10,000,000 to the principal of Verde River is to be paid as follows: (i) $100,000 from the $530,000 advanced by us upon execution of the Agreement; (ii) from the Full Project Funding payment (as defined in the agreement), an additional $6,400,000 will be paid to Verde River, for disbursement to the principal of Verder River, through, and as directed by Verde River; and (iii) Verde River and Searchlight also agree that the $3,500,000 balance of the $10,000,000 will be paid off from net cash flow of the Project before any money is withheld for reserves, or before any money is otherwise distributed to Verde River or Searchlight. Verde River and its management do not, to our knowledge, have any experience in the operation of a slag reprocessing project and are relying on Searchlight to provide the funding and technical expertise to guide the Clarkdale Slag Project.

Figure 2 - Clarkdale Joint Venture Structure

Clarkdale Slag Pile

The slag pile occupies approximately 45 acres and is up to 100 feet thick. The SEM data indicates that there is a variation due to the varying amount of sulfides contained within the different types of smelter sourced slag in the pile, to variations in liberation by different grinders, and to variations in the extraction processes used to report these metals. It is for all these reasons that care will be exercised in determining the extractable grade for the pile during the drilling and inventory study by the joint venture’s independent engineers. Drilling, assaying and extraction testing of the slag pile by independent engineers commenced in June 2005 (Phase 1 = Inventory Study).

Metallurgy

Grinding, assaying, leach and extraction testing (1991-2005) of composite bulk samples from the slag pile (>200 sites) has indicated that the copper, zinc, gold and silver are readily extractable by standard known technology. The tails are ferro-silicates, saleable as cement additives to the local cement plant and other users.

The processing facility is expected to be zero discharge as it will recycle all water and it is expected to sell or to dispose of all products off-site. Certification of the process design and metal extraction will be determined during operation of the test module in support of the Bankable Feasibility Study (Phase 2) for a planned operation at Clarkdale.

There have been many advances in technology over the last ten years that have made re-processing of slag pile more economical. One of the more significant achievements is the development of new mills capable of grinding the hard and abrasive slag found at Clarkdale. These mills use tougher ceramic components, rather than standard steel, are more cost efficient due to lower power requirements and can liberate the metals for extraction, even from tough materials such as the Clarkdale slag. A second significant improvement is the advancement of Ion-Exchange resin technology. Ion-Exchange resins are designated to replace current solvent extraction liquids because they are environmentally benign. These man-made collectors can selectively recover, with pin-point accuracy, specific metals and/or compounds. This eliminates the costs and environmental problems associated with previously used circuits for Copper/Zinc recovery. Use of Ion-Exchange resins is common in commercial mining operations around the world.

Capital Costs

The process design and equipment selection are well advanced for both an test module and a potential leach and extraction plant at Clarkdale. All required buildings and services are currently available (with moderate cost upgrades) at the site. These include office, lab and processing buildings as well as road, rail, power, telephone, water, storm drain and sewage.

A conditional use permit has been obtained from local authorities subject to final site plan approval. Operations will require some upgrade of existing facilities as the project develops. Air quality, water quality and building permits have yet to be received. URS Corporation, an international engineering company has been involved with the permitting of the Clarkdale Slag Project with state and local authorities. Pursuant to the engineering services agreement between URS Corporation and Verde River dated March 21, 2005, URS is to complete a Class II environmental application based on planned equipment and processing applications with Arizona Department of Environmental Quality for quarrying and metals recovery operations. In consideration of the services provided by URS under the agreement we agreed to pay URS $23,835.

The Mineral Inventory Study (Phase 1) will include drilling to verify the grade and reserves. The Bankable Feasibility Study (Phase 2) will include additional metallurgical tests and a two ton per hour test module to confirm the plant design. Once this work is completed, Construction and Start Up (Phase 3) is estimated to take one year.

Preliminary capital costs are estimated as follows:

CAPITAL COSTS		($)
Phase 1	Property Payments	$500,000
	Mineral Inventory Study	$500,000

Phase 2	Bankable Feasibility Study	$3,000,000

Phase 3	Construction & Start Up
	Plant Construction & Related Costs	$15,200,000
	Property Payments	$6,500,000
	Working Capital	$5,300,000
	Total Capital Costs	$31,000,000

Current Status of Exploration of Clarkdale Slag Project

In the fall of 2005, drilling commenced on our Clarkdale Slag Project under chain-of-custody sampling by Mountain States R&D International Inc. (“MSRDI”). We drilled 9 holes (SD1-7, 11, 12) in the slag pile all under the supervision of MSRDI and adhered to strict chain of custody (COC). A total of 9 holes and 675 feet were drilled as part of a Minerals Inventory Study being conducted by MSRDI on our behalf. Sample preparation and analysis of the base metal results (Copper, Zinc and Iron) of the first two drill holes are provided below. The following results were reported to us by MSRDI.

SD1 Drill Hole (see Figure 4)

Footage	Copper Cu (%)	Zinc Zn (%)	Iron Fe (%)
SD1
0.0 – 8.9	0.95	1.73	30.8
8.9 – 19.0	0.76	1.68	29.7
19.0 – 30.0	0.77	1.73	30.4
30.0 – 39.5	0.52	1.94	29.8
39.5 – 55.0	0.45	1.75	31.0

0.0 – 55.0 Composite	0.70	2.10	32.1

SD2 Drill Hole (see Figure 4)

Footage	Copper Cu (%)	Zinc Zn (%)	Iron Fe (%)
SD2
0.0 – 9.5	0.71	1.69	30.0
9.5 – 19.0	1.06	1.80	31.2
19.0 – 30.0	0.70	1.79	29.9
30.0 – 40.0	0.43	1.97	31.4
40.0 – 50.0	0.46	1.95	31.3
50.0 – 60.0	0.58	1.75	31.4

0.0 – 60.0 Composite	0.73	2.13	34.6

SD1-SD6 Drill Holes (see Figure 4)

Drill Hole	Composite Footage	Gold Au (opt)	Copper Cu (%)	Zinc Zn (%)	Iron Fe (%)

SD1	0.0 – 55.0	0.210	0.70	2.10	32.1
SD2	0.0 – 60.0	0.213	0.73	2.13	34.6
SD3	0.0 – 50.0	0.196	0.37	3.11	33.2
SD3	50.0 – 109.0	0.256	0.37	2.88	33.5
SD4	0.0 – 50.0	0.169	0.42	3.25	33.0
SD4	50.0 – 80.0	0.224	0.35	3.35	31.2
SD5	0.0 – 50.0	0.227	0.38	2.33	30.3
SD5	50.0 – 89.0	0.231	0.40	2.24	30.1
SD6	0.0 – 50.0	0.216	0.36	3.04	32.5

Drilling Program

We retained Dr. Richard F. Hewlett as the Project Manager for its Clarkdale Slag Project. Under the guidance of Dr. Hewlett, we contracted Mountain States R&D International Inc. of Tucson, AZ, to execute a Minerals Inventory Study. MSRDI, under the direction of its president, Dr. Roshan Bhappu will guide the Minerals Inventory Study which will include drilling the slag pile to determine grade and tonnage.

The above results are the first results reported to us from MSRDI. MSRDI used standard fusion technique in analyzing the results from the first two drill holes. MSRDI performed the copper, zinc, and iron analysis using the fusion assay method, followed by atomic absorption (AA). Gold analysis was performed by Arrakis, Inc., under the chain-of-custody of MSRDI, using 4-acid total digestion followed by graphite furnace atomic absorption (GFAA). Ten foot interval assays for SD1-SD6 as well as assays from SD-7, SD-11 and SD-12 are currently being prepared by MSRDI and are expected to follow, along with silver (Ag) assays for each drill hole.

We intend to resume the drilling program following the receipt and analysis of the first nine drill holes. Once the results from the drill program are fully analyzed, planning for the next steps on the project will begin. These next steps may include more drilling, analytical work, and testing of material on a larger scale (such as a test plant). At such time that we deem appropriate, a bankable feasibility study will be undertaken.

Figure 4 –Drilling Program Map

SEARCHLIGHT CLAIMS

Location, Access and History of Exploration

The Searchlight Project is a 3,200-acre placer gold project, with underlying hard rock potential, located about 50 miles south of Las Vegas and 2 miles south of Searchlight, Nevada. See Figure 5, below. Access is by vehicle from Highway 95. The mining claims were staked by the owners on Federal land (BLM) as 160-acre association placer mining claims. Searchlight has a four year option to acquire these claims subject to certain terms and conditions. The claims consist of unpatented placer mining claims.

The Searchlight Claims are located in parts of Sections 1, 12-13 and 24-25 of Township 29 South, Range 63 East and Sections 19 and 30 of Township 29 South, Range 64 East Clark County Nevada. The names of the claims and their federal serial numbers are as described below:

Nevada Mineral Claim	BLM Number
Rio Raga 300	600834
Rio Raga 301	600835
Rio Raga 302	600836
Rio Raga 303	600837
Rio Raga 304	600838
Rio Raga 305	600839
Rio Raga 306	715676
Rio Raga 307	600841
Rio Raga 308	600842
Rio Raga 309	600843
Rio Raga 310	699996
Rio Raga 311	699997
Rio Raga 312	600846
Rio Raga 313	600847
PV Brown 193	854993
PV Brown 301	854994
PV Red 11	791232
PV Red 12	791233
PV Red 13	791234
PV Red 14	791235

The Searchlight District is a well known gold camp. Mining occurred here during the period 1900-1950 where some 250,000 ounces of gold was produced from quartz-sulphide-hematite veins to depths of greater than 1,000 feet with minor placer gold produced. Exploration work by the claim owners on the Searchlight Project, during the period 1989-2005, indicated a potential for gold mineralization within the claim block. Sampling here has indicated extracted gold is very fine gold (<20 microns). Recent work by Searchlight has indicated the presence of gold from screened (-1/4”) surface samples taken from the central part of the claims. The claim owners have an approved Plan of Operation with the BLM for drilling 18 test holes throughout the claim block and for mining a 36 acre pit on the RR304 claim. The intent of the exploration work program outlined in this report is to identify the grade, tonnage and extractability of the gold within the Searchlight Project area. Independent geologists and engineers have been engaged to certify the work. Budget for this work (Phase 1) is projected at $650,000. Additional bulk leaches and drilling will be undertaken to define reserves for a mining feasibility study (Phase 2) should this work prove successful.

Figure 5 – Searchlight Project Location

Acquisition of Searchlight Claims

On February 10, 2005, we entered into option agreements (the “Option Agreements”) with the owners (collectively the “Claim Owners”) of the Searchlight Claims. Prior to entering into the Option Agreements with Searchlight, each Claim Owner optioned its interest in the Searchlight Claim it owned to Searchlight Minerals, Inc. (“SMI”), a company controlled by K. Ian Matheson. Under the terms of the Option Agreements, each Claim Owner and SMI acknowledged and agreed, among other things, to the following (the “Acknowledgements”):

(a)	the assignment of SMI’s interest in the Searchlight Claims to Searchlight;

(b)	the right of reimbursement of K. Ian Matheson and his related companies for amounts advanced to SMI, including $85,000 advanced to SMI;

(c)

that following the issuance of an aggregate of 5,600,000 shares (post-split) of the common stock of Searchlight to the Claim Owners, all of the Claim Owner’s rights and interests in the Searchlight Claims will be vested in Searchlight;

(d)	the appointment of K. Ian Matheson as director and officer of Searchlight to proceed with a restructuring of the business of Searchlight; and

(e)

during the term of the agreement, to allow Searchlight and its authorized agents to have exclusive rights to access the Searchlight Claims for all purposes including prospecting, exploring, developing, trenching, stripping, excavating, sampling and conducting any and all exploration and development activities for the purpose to determining the mineral or metal content of the property and the right to remove from the property all such materials and minerals deemed necessary to properly test, explore or develop the property.

In consideration of the Acknowledgments, Searchlight agreed, among other things to: (i) complete a corporate restructuring of its business by March 31, 2005 (the “Restructuring Date”); (ii) include any shares of its common stock issued to the Claim Owners in any subsequent registration statement filed by Searchlight under the Securities Act; (iii) make all regulatory or government payments required to maintain the Searchlight Claims in good standing during the term of the agreement, and (iv) issue to the Claim Owners an aggregate of 5,600,000 (post-split) restricted shares in the common stock of Searchlight in the following manner:

(a)	1,400,000 shares on or before June 30, 2005, which shares have been issued;
(b)	1,400,000 shares on or before June 30, 2006;
(c)	1,400,000 shares on or before June 30, 2007; and
(d)	1,400,000 shares on or before June 30, 2008.

We will not acquire title to the Searchlight Claims until we complete the issuance of shares of our common stock to each Claim Owner in accordance with the terms of the Option Agreements.

Searchlight Project and Reclamation Permit

The intent of the 2006 Searchlight Project exploration work program is to drill 18 exploratory holes and test and develop a 36 acre pit to determine if there is mineralized material on the property. We expect to rent a drill rig and employ drillers to conduct the drilling. Independent geologists and engineers are expected to be engaged to certify the work. Budget for this work is estimated to cost approximately $650,000.

On April 22, 2005, we received a reclamation permit from the Nevada Bureau of Mining Regulation and Reclamation (“BMRR”) for our proposed work program on certain of the Searchlight Claims. Pursuant to the terms of the reclamation permit, we received the authorization to proceed with the reclamation of the mine located on the Rio Raga 304 claim and to pursue our planned exploration program on certain of our claims, in the following manner:

EXPLORATION PHASE	PROJECT	LOCATION	SIZE
Phase I - Exploration Program	Drilling of 18 Sites	Section 1, 12, 13, 24 and 25 T. 29 S., R. 63 E. and portions of Sections 19 and 30, T. 29S., R. 64 E., MDM, Clark County, Nevada	1.8 Acres
Phase II – Mine Reclamation	Pit and Set Backs	Section 13, T. 29S., R. 63 E., MDM, Clark County, Nevada	41.5 Acres
	Plant Site		3.2 Acres
	Access Road		1 Acre

The permit is valid for the life of the project and becomes effective upon receipt of an acceptable surety by the BMRR. We agreed, upon receipt of additional financing, to post by July 3, 2005 the surety bond for the approved two phase exploration program. We posted a cash bond in the amount of $180,500 with the Nevada Bureau of Land Management (“BLM”), in accordance with the terms of our reclamation permit for the Searchlight project granted by the Nevada Bureau of Mining Regulation and Reclamation on April 22, 2005.

In accordance with the terms of our reclamation permit for the Searchlight Project, metallurgical studies have been performed on the Searchlight Project site. Chain of Custody surface samples and bulk samples have been taken from the project area and analytical work on the samples has begun. We expect some preliminary results of the Searchlight Project samples by mid 2006.

Geology

The Searchlight Project is located over a north-south basin filled with unconsolidated detritus and bounded by outcropping Miocene volcanic and intrusive rocks. Outcrops of basement Precambrian gneiss indicate considerable uplift has occurred. Interpretation of satellite infrared images indicates a major east-west Fracture Zone, some six miles wide, cross-cuts the basin underling the Project area.

The gold at Searchlight was mined principally from quartz-sulphide-hematite veins that trended east-west. This is clearly related to the above mentioned Searchlight-Mammoth Fracture Zone. Detritus fill and hydrothermal overprints are postulated to be the source of the ultra fine gold (<20 microns) found underlying the Project area.

Metallurgy

Previous work on the Searchlight Project has shown that the gold occurs as minute particles in both the detritus grains and in the hydrothermally derived precipitates, which overprints the valley fill. It has taken years of research to develop extraction methods capable of dealing with this unique mineralogy.

During 2004-05 some 34 surface samples were analyzed for gold by the property owners on material collected from surface sites. At each sample site some 10 kg (22lbs) of –1/4” screened material was collected and split into 200-1000g samples for testing. Each sample was then prepared for assay. This included drying, grinding, blending, etc. Normally 15-30g samples were fire assayed with gravimetric finish for final results.

Preliminary statistical analysis of the data from this work indicates the high variance of fire assay extraction is directly correlated to the sample preparation method and/or the small sample size used. Historical data on the Project indicates that leach tests on larger samples are a more reliable analytical method than fire assaying of small samples.

For these reasons and to verify the property owners’ results, an independent metallurgical testing firm was retained to take chain of custody samples (COC), to test the samples for precious metals, to determine extractable grades by leaching large samples (500–1,000g), and to report on the results.

The firm selected to do this work was Arrakis, Inc. (“Arrakis”) of Denver, Colorado. Leach tests by Arrakis have confirmed the presence of extractable gold at the locations sampled. Additional tests are in progress from these surface samples sites.

Work Program of Searchlight Claims

The initial work program (Phase 1) for the Searchlight Claims will focus on analysis of surface samples to determine the best method to extract precious metals from this material for the drill program. Extraction tests on several COC surface samples are in progress at Arrakis. After this work is completed, a 18-hole drill program will be undertaken by independent engineers to determine the tonnage and extractable grades from the property. Should these results prove favorable, then Phase 2 will consist of infill drilling, bulk sampling and pilot leach tests to determine the commercial feasibility of the project. The scope and cost of Phase 2 will be determined after Phase 1 is complete.

The proposed program, cost and schedule for Phase 1 are as follows:

SAMPLING & TESTING PROGRAM (3 Months)
Independent Research & Testing
Independent Engineering Report
Total	$100,000
DRILL PROGRAM (5 Months)
Permits and Environmental Bond	$200,000
18 Reverse Circulation Drill Holes, Field Management, Sampling, Assaying	$310,000
Independent Engineering Report	$30,000
Reclamation & Re-vegetation	$10,000
Total	$550,000
TOTAL COST PHASE 1	$650,000

Current Status of Exploration of Searchlight Claims

We filed a surety bond in the amount of $27,528 for Phase I and $153,031 for Phase II with the BLM, and have commenced the two phase exploration program approved in connection with the terms of our reclamation permit. During the year ended December 31, 2005, metallurgical studies have been performed on the Searchlight Project site. Chain of custody (COC) surface samples and bulk samples (6 tons) have been taken from the project area by Arrakis, Inc. Metallurgical and analytical analysis on the samples has begun and results are expected in the second quarter of 2006. Once the results from the aforementioned analysis are reviewed, the next steps on the project will begin. These steps may include a drilling program on the claim area (we are permitted for 18 drill holes), more bulk testing (we are permitted for a 36 acre pit), surface sampling, and metallurgical analysis.

ITEM 7.                FINANCIAL STATEMENTS.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Searchlight Minerals, Inc.
Henderson, Nevada

We have audited the accompanying balance sheet of Searchlight Minerals, Inc. (an Exploration Stage Enterprise) as of December 31, 2005 and the related statements of operations, stockholders' equity, and cash flows for the year then ended and the period January 14, 2000 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Searchlight Minerals, Inc. (an Exploration Stage Enterprise) as of December 31, 2005 and the results of its operations and cash flows for the year ended December 31, 2005, and the period January 14, 2000 (date of inception) through December 31, 2005, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has losses nom operations since inception, has not generated any revenue and has a significant working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments, which might result from the outcome of this uncertainty.

/s/ Kyle L. Tingle
Kyle L. Tingle, CPA, LLC

April 10, 2006, except for Notes 1, 2, and 3,
which is October 23, 2006
Las Vegas, Nevada

3145 E. Warm Springs Road - Suite 450 - Las Vegas, Nevada 89120 - PHONE: (702) 450-2200 - FAX: (702) 436-4218
E-MAIL: ktingle@kyletinglecpa.com.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
of Searchlight Minerals Corp. (formerly Phage Genomics Inc.)
(A Development Stage Company)

We have audited the accompanying balance sheet of Searchlight Minerals Corp. (formerly Phage Genomics Inc.) (A Development Stage Company) as of December 31, 2004, and the related statements of operations, stockholders' deficit and cash flows for the year then ended and the period from January 14, 2000 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Searchlight Minerals Corp. (formerly Phage Genomics Inc.) (A Development Stage Company), as of December 31, 2004, and the results of its operations and cash flows for the year then ended and the period from January 14, 2000 (date of inception) to December 31, 2004, in conformity with generally accepted accounting principles used in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has losses f r om operations since inception, has not generated any revenue and has a working capital deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments, which might result from the outcome of this uncertainty.

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 11, 2005

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
BALANCE SHEETS

	December 31, 2005	December 31, 2004

ASSETS

Current assets
Cash	$705,856	$295
Total current assets	705,856	295

Property and equipment, net	15,136	1,349
Mining concessions	127,134	-
Joint venture agreement	690,000	-
Deposits	180,500	-

Total assets	$1,718,626	$1,644

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$783,246	$976,316
Convertible debt - related party	-	300,000
Loan payable - related party	379,877	409,345
Loan payable	15,000	-
Total current liabilities	1,178,123	1,685,661

Total liabilities	1,178,123	1,685,661

Stockholders' equity
Common stock, $0.001 par value; 400,000,000 shares
authorized, 52,150,000 and 108,300,000 shares,
respectively, issued and outstanding	52,150	108,300
Additional paid-in capital	6,083,298	2,471,559
Common stock subscribed	270,000	-
Accumulated other comprehensive loss	(109,837)	(230,545)
Accumulated deficit during development stage	(5,755,108)	(4,033,331)
Total stockholders' equity (deficit)	540,503	(1,684,017)

Total liabilities and stockholders' equity (deficit)	$1,718,626	$1,644

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
STATEMENTS OF OPERATIONS

			For the period from
			January 14, 2000
			(Date of Inception)
	For the Year Ended	For the Year Ended	Through
	December 31, 2005	December 31, 2004	December 31, 2005

Revenue	$-	$-	$-

Operating expenses
Research and development	-	186,877	1,900,095
Mining exploration expenses	887,023	-	887,023
General and administrative	833,804	197,015	2,466,928
Depreciation	950	13,334	236,124
Impairment loss on intangible assets	-	173,234	173,234
Impairment loss on property and equipment	-	20,002	86,683

Total operating expenses	1,721,777	590,462	5,750,087

Loss from operations	(1,721,777)	(590,462)	(5,750,087)

Other income (expense):
Other income	-	-	282,142
Interest expense, net	-	-	(300,000)

Total other income (expense)	-	-	(17,858)

Loss from operations before provision for income taxes	(1,721,777)	(590,462)	(5,767,945)

Income tax benefit	-	-	12,837

Net loss	(1,721,777)	(590,462)	(5,755,108)

Other Comprehensive Loss
Foreign currency translation adjustment	120,708	(109,982)	(109,837)

Comprehensive Loss	(1,601,069)	(700,444)	(5,864,945)

Loss per common share - basic:
Net loss	$(0.03)	$(0.01)

Weighted average common shares outstanding -
Basic	50,777,096	108,300,000

Loss per common share - diluted:
Net loss	$(0.03)	$(0.01)

Weighted average common shares outstanding -
Diluted	55,954,153	108,300,000

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

				Accumulated			Accumulated
				Other	Common		Deficit During	Total
	Common Stock		Additional	Comprehensive	Stock	Deferred	Exploration	Stockholders'
	Shares	Amount	Paid-in Capital	Income (Loss)	Subcribed	Compensation	Stage	Equity
Balance, January 14, 2000	-	$-	$-	$-	$-	$-	$-	$-
Issuance of common stock
(recapitalized)	50,000,000	50,000	(25,000)	-	-	-	(24,999)	1
Effect of foreign currency translation	-	-	-	3,059	-	-	-	3,059
Net loss	-	-	-	-		-	(235,028)	(235,028)
Balance, December 31, 2000	50,000,000	50,000	(25,000)	3,059	-	-	(260,027)	(231,968)
Issuance of common stock in
reverse merger	10,300,000	10,300	(5,150)	-	-	-	(5,150)	-
Effect of foreign currency translation	-	-	-	(2,619)	-	-	-	(2,619)
Net loss	-	-	-	-	-	-	(765,179)	(765,179)
Balance, December 31, 2001	60,300,000	60,300	(30,150)	440	-	-	(1,030,356)	(999,766)
Capital contribution	-	-	1,037,126	-	-	-	-	1,037,126
Beneficial conversion feature
associated with debt	-	-	300,000	-	-	-	-	300,000
Effect of foreign currency translation	-	-	-	(70,248)	-	-	-	(70,248)
Net loss	-	-	-	-	-	-	(1,179,396)	(1,179,396)
Balance, December 31, 2002	60,300,000	60,300	1,306,976	(69,808)	-	-	(2,209,752)	(912,284)
Debt exchanged for common stock	48,000,000	48,000	1,152,000	-	-	-	-	1,200,000
Deferred compensation	-	-	12,583	-	-	(12,583)	-	-
Amortization of deferred
compensation	-	-	-	-	-	10,387	-	10,387
Effect of foreign currency translation	-	-	-	(50,755)	-	-	-	(50,755)
Net loss	-	-	-	-	-	-	(1,233,117)	(1,233,117)
Balance, December 31, 2003	108,300,000	108,300	2,471,559	(120,563)	-	(2,196)	(3,442,869)	(985,769)
Amortization of deferred
compensation	-	-	-	-	-	2,196	-	2,196
Effect of foreign currency translation	-	-	-	(109,982)	-	-	-
Net loss							(590,462)
Net comprehensive loss	-	-	-	-	-	-		(700,444)
Balance, December 31, 2004	108,300,000	108,300	2,471,559	(230,545)	-	-	(4,033,331)	(1,684,017)
Issuance of stock options for
1,000,000 shares of common stock
to two officers	-	-	133,062	-	-	-	-	133,062
Issuance of stock options for
500,000 shares of common stock
in satisfaction of debt	-	-	300,000	-	-	-	-	300,000
Return and cancellation of
70,000,000 shares of common
stock	(70,000,000)	(70,000)	70,000	-	-	-	-	-
Issuance of common stock
for 20 mining concessions	1,400,000	1,400	38,600	-	-	-	-	40,000

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

				Accumulated			Accumulated
				Other	Common		Deficit During	Total
	Common Stock		Additional	Comprehensive	Stock	Deferred	Exploration	Stockholders'
	Shares	Amount	Paid-in Capital	Income (Loss)	Subcribed	Compensation	Stage	Equity
Issurance of common stock
in satisfaction of debt, $0.625 per share	200,000	200	124,800	-	-	-	-	125,000

Issuance of common stock for cash,
Reg. S - Private Placement,
$0.25 per share, net of
$205,250 commissions	6,390,000	6,390	1,369,070	-	-	-	-	1,375,460

Issuance of common stock for cash,
Reg. S - Private Placement,
$0.25 per share, net of
$135,000 commission	5,400,000	5,400	1,194,947	-	-	-	-	1,200,347

Issuance of common stock for cash,
Reg. D 506 - Private Placement,
$0.25 per share	460,000	460	114,540	-	-	-	-	115,000

Issuance of stock options for
1,500,000 shares of common stock
to three officers	-	-	266,720	-	-	-	-	266,720

Common stock subscribed	-	-	-	-	270,000	-	-	270,000

Effect of foreign currency translation	-	-	-	120,708	-	-	-
Net loss							(1,721,777)
Net comprehensive loss	-	-	-	-	-	-	-	(1,601,069)

Balance, December 31, 2005	52,150,000	$52,150	$6,083,298	$(109,837)	$270,000	$-	$(5,755,108)	$540,503

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
STATEMENTS OF CASH FLOWS

			Period from
			January 14, 2000
			(Date of inception)
	For the Year Ended	For the Year Ended	through
	December 31, 2005	December 31, 2004	December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,721,777)	$(590,462)	$(5,755,108)
Adjustments to reconcile loss from operating
to net cash used in operating activities:
Amortization of debt discount	-	-	300,000
Depreciation	950	13,334	236,124
Stock based expenses	399,782	2,196	418,728
Impairment loss	-	193,236	259,917
Gain on settlement	-	-	(228,636)
Write-off of fixed assets	1,349	-	1,349
Changes in operating assets and liabilities:
Amounts receivable	-	28,979	11,005
Other current assets	(180,500)	4,000	(180,500)
Accounts payable and accrued liabilities	23,169	186,254	617,967

Net cash used in operating activities	(1,477,027)	(162,463)	(4,319,154)

CASH FLOW FROM INVESTING ACTIVITIES
Cash paid on mineral property claims	(777,134)	-	(777,134)
Cash paid for intangible assets	-	(4,538)	(180,068)
Purchase of fixed assets	(16,085)	-	(288,635)
Net cash used in investing activities	(793,219)	(4,538)	(1,245,837)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from stock issuance	2,690,807	-	2,690,808
Proceeds from borrowings from related party	-	134,473	2,880,201
Proceeds from borrowings on loan payable	15,000	-	519,035
Proceeds from subscribed stock	270,000	-	270,000

Net cash provided by financing activities	2,975,807	134,473	6,360,044

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	-	14,625	(89,197)

NET CHANGE IN CASH	705,561	(17,903)	705,856

CASH AT BEGINNING OF YEAR	295	18,198	-

CASH AT END OF PERIOD	$705,856	$295	$705,856

SUPPLEMENTAL INFORMATION

Interest Paid	$-	$-	$50,751

Income Taxes Paid	$-	$-	$-

Non-cash financing activities:
Stock options for common stock issued in satisfaction of debt	$300,000	$-	$1,200,000

Stock issued for conversion of accounts payable, 100,000 shares at $0.72	$72,000	$-	$-

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business – Searchlight Minerals Corp. referred to as the “Company” is considered an exploration stage company since its formation and the Company has not yet realized any revenues from its planned operations. The Company is primarily focused on the exploration, acquisition development of mining properties. Upon the location of commercially minable reserves, the Company plans to prepare for mineral extraction and enter the development stage.

History - In February, 2005, the Company reorganized and changed its focus from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties. In connection with the reorganization, the Company entered into mineral option agreements to acquire an interest in 20 mineral claims representing an area of 3,200 acres located in Clark County, south of Searchlight, Nevada. Also in connection with the Company’s restructuring, our board of directors approved a name change to "Searchlight Minerals Corp” effective June 23, 2005.

The Company was originally incorporated under the laws of England and Wales on January 14, 2000 and commenced operations in the U.K. in May 2000 as Regma Bio Technologies Limited. The name change to Phage Genomics, Inc. occurred on February 2, 2004.

On November 2, 2001, the Company entered into an acquisition agreement (the "Agreement") with L.C.M. Equity, Inc. ("LCM"). It was agreed that LCM would issue to the owner of the Company 25,000,000 shares of common stock of LCM in exchange for 100% of the registered and fully paid up capital of the Company. The closing date of the Agreement was November 5, 2001 and resulted in the former owner of the Company holding a majority interest in the combined entity.

The acquisition was accounted for as a reverse acquisition of LCM by the Company. As a result, the historical financial statements of the Company prior to the acquisition became the financial statements of the Company. All shares and per share data prior to the acquisition were restated to reflect the stock issuance as a recapitalization of the Company.

On February 1, 2002, L.C.M. Equity, Inc. changed its name to Regma Bio Technologies Limited. From this date, both the parent company in the U.S., and the U.K. subsidiary company were called Regma Bio Technologies Limited. On April 16, 2002, the U.K. subsidiary changed its name to THRIP Ltd. On May 7, 2002, THRIP Ltd. entered into creditors’ voluntary liquidation. The trade and non-liquid assets of THRIP Ltd. were transferred to the Company prior to the liquidation, in order that the trade of the group could be continued without interruption.

On February 10, 2005, the Company announced that it was reorganizing itself and changing its focus from biotech to becoming a mineral exploration company, dedicated to the discovery and exploitation of gold and other precious metal deposits. The Company has consequently been considered an exploration stage enterprise.

Going concern - The Company incurred cumulative net losses of approximately $5,755,108 from operations as of December 31, 2005 and has not commenced its mining operations, rather, still in the exploration stage, raising substantial doubt about the Company’s ability to continue as a going concern. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company’s plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Basis of Presentation - These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States. The Company’s fiscal year- end is December 31.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all investments with an original maturity of three months or less to be a cash equivalent.

Mining property acquisition and exploration costs – For new projects without established reserves, all costs, other than acquisition costs, are expensed prior to the establishment of proven and probable reserves.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Long-lived Assets - Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Fair value of financial instruments - Financial accounting standards Statement No. 107, “Disclosure About Fair Value of Financial Instruments”, requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to the short-term nature.

Revenue recognition - Revenues are recognized during the period in which the revenues are received. Costs and expenses are recognized during the period in which they are incurred.

Research and Development - All research and development expenditures during the period have been charged to operations.

Earnings (loss) per share - The Company follows SFAS No. 128, “Earnings Per Share” and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establish standards for the computation, presentation and disclosure requirements for basic and diluted earnings per share for entities with publicly-held common shares and potential common stock issuances. Basic earnings (loss) per share are computed by dividing net income by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the effect of potentially dilutive securities, such as stock options and warrants. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive income (loss) – The company’s accumulated other comprehensive loss consists of the accumulated foreign currency translation adjustments.

Segment information - The Company discloses segment information in accordance with Statements of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which uses the Management approach to determine reportable segments. The Company operates under one segment.

Reclassification - Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation

Expenses of offering - The Company accounts for specific incremental costs directly to a proposed or actual offering of securities as a direct charge against the gross proceeds of the offering.

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (continued)

Stock-based compensation - On December 16, 2004, the FASB issued SFAS No. 123R, “Share- Based Payment”, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of the award. SFAS No. 123R was to be effective for interim or annual reporting periods beginning on or after June 15, 2005, but in April 2005 the SEC issued a rule that will permit most registrants to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period as required by SFAS No. 123R. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption option. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company has adopted the requirements of SFAS No. 123R for the fiscal year beginning after December 31, 2004.

New accounting pronouncements – In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handing costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company does not believe adopting this new standard will have a significant impact to its financial statements.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections.” The Statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement that do not include explicit transition provisions. SFAS No. 154 requires that changes in accounting principle be retroactively applied, instead of including the cumulative effect in the income statement. The correction of an error will continue to require financial statement restatement. A change in accounting estimate will continue to be accounted for in the period of change and in subsequent periods, if necessary. SFAS No. 154 is effective for fiscal years beginning after December 31, 2005. We do not expect the adoption of this Statement to have a material impact on our financial condition or results of operations.

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

2.	FIXED ASSETS

Fixed assets consist of the following as of December 31, 2005 and 2004:

	2005	2004
Furniture and fixtures	$7,038	$--
Computers and equipment	9,047	33,776
	16,085	33,776
Less: accumulated depreciation	950	32,427

	$15,136	$1,349

At December 31, 2004, the Company recorded impairment losses on certain property and equipment of the Company. These assets included laboratory equipment and accumulated patent costs that were used in the former biotechnology business and were considered of no value. The impairment loss recorded for these assets for the year ended December 31, 2004 amounted to $20,002 for equipment and $173,234 for patent costs.

3.	MINING CONCESSIONS

As of December 31, 2005, mining concessions totaling $127,134 consist of twenty mining concessions located in Searchlight, Nevada. The mining concessions were acquired during 2005 with issuance of 1,400,000 shares of the Company’s common stock and the provision that the Company, at its option, issue an additional 1,400,000 shares each year in July for three remaining years. If at any time before each subsequent issuance of shares, the Company does not choose to continue the transaction, it is under no obligation to issue further shares and would no longer hold the mining concessions.

The mining concessions are capitalized as tangible assets in accordance with Emerging Issues Task Force abstract 04-02. Upon completion of a bankable feasibility study, the concessions will be depreciated over the life of the concession. If the Company does not continue with exploration after the completion of the feasibility study, the concessions will be expensed at that time.

The total transaction was valued at an agreed upon price of $2,000 per claim for a total of $40,000 plus actual costs incurred by the former owner in maintaining the claims of $87,134.

4.	JOINT VENTURE AGREEMENT

On October 24, 2005, the Company completed the acquisition of all of Nanominerals Corp. (“NMC”) interest in a joint venture agreement (“JV Agreement”) dated May 20, 2005 between NMC and Verde River Iron Company, LLC (“Verde”). NMC is a related party entity whereby the Company’s President and Chief Financial Officer have an ownership interest. The JV Agreement will allow the processing and extraction of minerals from a copper smelter slag pile located on a parcel of land consisting of approximately 200 acres in Clarkdale, Arizona (“Clarkdale Slag Project”). The acquisition consideration of NMC’s interest in the JV Agreement fulfilled are as follows:

(i) Repayment to NMC of $690,000 is respect of certain payments made by NMC towards the acquisition of the Clarkdale Slag Project made pursuant to the terms of the JV Agreement;

(ii) Assignment to NMC of a five percent net smelter return royalty payable from the Company’s share of production from the Clarkdale Slag Project;

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

4.	JOINT VENTURE AGREEMENT (continued)

	(iii)	Appointment of nominees of NMC to the Company’s board of directors to constitute a majority of the board;

(iv)

Issuance to NMC or its designates, warrants to purchase 12,000,000 shares (post stock split) of the Company’s common stock at exercise price of $0.375 per share (post stock split) exercisable for a term of 10 years; and

(v)

Provide confirmation to NMC, that the Company has received funds of $2,000,000 pursuant to its private placement offering of its securities to accredited investors in the U.S. and to accredited investors outside the U.S.

Additionally, the Company entered into an amendment (the “Amended Assignment Agreement”) to the Assignment Agreement, for the purpose of clarifying the Company’s obligation to pay NMC a royalty equal to 5% of the Net Smelter Returns (as defined in the Amended Assignment Agreement) resulting from the processing and extraction of minerals from the Clarkdale Slag Project. As at October 24, 2005, the Company fulfilled its obligations under the terms and conditions of the Assignment Agreement.

Following the acquisition of NMC’s interest in the Clarkdale Slag Project, the Company is presently proceeding with the joint venture with Verde. Under the terms of the JV Agreement, the Company intends to form a jointly owned limited liability operating company (“OPCO”) to pursue a four phase work program for the purpose of processing up to 2/3 or 20,000,000 tons minimum of slag from a copper smelter slag pile located at the Clarkdale Slag Project site, to extract byproducts from the slag for commercial resale. Pursuant to the terms of the JV Agreement, we are subject to the following, payments and conditions:

(i)

The Company is required to fund all expenditures for Phase I of the work program and we must pay $3,000,000 into OPCO’s account within 14 days of the completion of Phase I. At the time the Company makes the $3,000,000 payment to OPCO, Verde agrees to transfer all right to process the Clarkdale Slag Project slag pile to OPCO and grant the Company a license to use the project site for the project.

(ii)	After completion of a bankable feasibility study in Phase II, the Company is required to contribute $27,000,000 (“Project Funding Payment”) to OPCO within 90 days of receipt of the study.

(iii)	Verde is not required to contribute any funds for project expenses.

(iv)

In the event of termination by either party, provided that Phase II has been completed, Verde agreed to assign 10% of its net operating profits from the project to the Company until it receives an amount equal to two times the amount of its total investment in the project.

(vi)

A principal of Verde, will be paid an amount of $10,000,000 from the Project Funding Payment, the Initial Payment (as further defined in the JV Agreement) and net cash flow of the project before any money is distributed to the Company and Verde.

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

5.	LOANS PAYABLE

As of December 31, 2005, loan payable totaling $15,000 consists of borrowings from a non- related party. The balance bears no interest, unsecured, and is due on demand.

6.	LOAN PAYABLE – RELATED PARTY

As of December 31, 2005, loans payable to related parties totaling $379,877 consists of borrowings from former officers and directors of the Company. The balances bear no interest, unsecured, and is due on demand.

As of December 31, 2004, loans payable to related parties totaling $409,345 consists of borrowings from the former officer and director of the Company. The balance of the loan is non- interest bearing, unsecured and without any fixed repayment terms.

7.	CONVERTIBLE DEBT – RELATED PARTY

On July 23, 2002, the Company received additional financing from a former officer/director and shareholder in the amount of $300,000. The form of financing was a convertible debenture whereby the holder had the option of calling the debt in the future together with interest at 8% per annum, or converting the debt into shares of the Company at $0.25 per share (1,200,000 shares), with a two year warrant for the same number of shares exercisable at $0.35 per share. The interest was to be payable in cash. The issue of the convertible debenture created a beneficial conversion feature, which was accounted for in accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.” The fair value of the warrants was determined using the Black-Scholes Model. The beneficial conversion feature was valued at $396,000, which was greater than the value of the debt. As a result, the debt discount was restricted to the value of the debt at $300,000.

8.	STOCKHOLDER’S EQUITY

On September 30, 2005, the Company effectuated a two-for-one forward stock split on its common stock. As a result of the stock split, the Company’s authorized number common stock increased from 200,000,000 shares to 400,000,000 shares. Accordingly, the accompanying financial statements have been adjusted on a retroactive basis for the forward stock split to the Company’s date of inception.

During 2005, the Company’s stockholders’ activities consisted of the following:

	a)	On February 11, 2005, 60,000,000 shares (post stock split) of the Company were returned to the Company and cancelled at its par value of $0.001 per share

	b)	On February 14, 2005, the Company cancelled all of the stock options that were outstanding as at December 31, 2004.

	c)	On July 6, 2005, the Company issued 200,000 shares (post stock split) of common stock at $0.625 per share for reduction of debt at $125,000 as negotiated with the debtor.

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

8.	STOCKHOLDER’S EQUITY (continued)

d)

On July 7, 2005, the Company issued 1,400,000 shares (post stock split) of common stock for the purchase of 20 mineral concessions valued at $40,000 plus actual costs incurred by the former owner in maintaining the claims of $87,134.

	e)	On August 31, 2005, the Company issued 6,390,000 shares (post stock split) of common stock for cash at $0.25 per share.

	f)	On September 16, 2005, the Company issued 5,400,000 shares (post stock split) of common stock for cash at $0.25 per share.

	g)	On September 16, 2005, the Company issued 460,000 (post stock split) shares of common stock for cash at $0.25 per share.

Stock Options – During the year ended December 31, 2005 and 2004, the Company granted stock options to employees and directors totaling 3,000,000 and -0- shares of its common stock with a weighted average strike price of $0.35 and $ 0.00 per share, respectively. Certain stock options were exercisable upon grant and have a life of 5 years. As of December 31, 2005 stock option outstanding totaled 3,000,000 with a weighted average strike price of $0.35 per share.

The following table summarizes the Company’s stock option activity.

	Number	Weighted
	of	Average
	Shares	Exercise Price
Balance, December 31, 2003	4,833,000	$.91
Options granted and assumed	--	--
Options expired	(1,000,000)	.50
Options canceled	--	--
Options exercised	--	--
Balance, December 31, 2004	3,833,000	$1.01
Options granted and assumed	3,000,000.35
Options expired	--	--
Options canceled	(3,833,000)	1.01
Options exercised	--	--

Balance, December 31, 2005	3,000,000	$.35

The Company estimates the fair value of these options granted to the consultant by using the Binomial Lattice (Cox, Ross Rubenstein) option pricing-model with the following assumptions used for grants in 2005 using specific grant dates; no dividend yield; expected volatility of 85%; risk free interest rates of 3.65% to 4.39%; and expected lives of 5 years for all non-employee stock options. Accordingly, the Company valued the services under SFAS No. 123R relating to non-statutory stock options that became exercisable upon grant in 2005 for $399,782 as of December 31, 2005.

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

8.	STOCKHOLDER’S EQUITY (continued)

The following table summarizes information about options granted during the year ended December 31, 2005:

Exercise Price
Equals, Exceeds
or
Number of	is Less Than Mkt.	Weighted			Weighted
Options Granted	Price of Stock	Average		Range of	Average
During 2005 on Grant Date		Exercise Price		Exercise Price	Fair Value
--	Equals	$--	$	-- to $ --	$--
--	Exceeds	$--	$	-- to $ --	$--
3,000,000	Less Than	$0.35		$0.25 to $0.44	$0.16

3,000,000		$0.35		$0.25 to $0.44	$0.16

Stock options/warrants - During the year ended December 31, 2005, the Company granted stock warrants related to common stock issued through a private placement totaling 7,350,000 with a strike price of $0.52 per share. Additionally, stock warrants related to common stock totaling 1,768,500 were issued to underwriters of the private placement with a strike price of $0.625 per share. The value of the warrants was allocated against additional paid in capital as part of the overall offering cost of the private placement.

During the year ending December 31, 2005, the Company acquired the interest in a joint venture agreement, as discussed in Note 4, which included stock warrants for 12,000,000 shares of common stock, with a strike price of $0.375 per share.

During the year ending December 31, 2005, the Company issued stock options for 500,000 shares of common stock for satisfaction of debt totaling $300,000 with a strike price of $0.25 per share.

The following table summarizes information about options/warrants granted during the year ended December 31, 2005:

	Number	Weighted
	of	Average
	Shares	Exercise Price
Balance, December 31, 2004	--	$--
Options/warrants granted and assumed	21,618,500.44
Options/warrants expired	--	--
Options/warrants canceled	--	--
Options/warrants exercised	--	--

Balance, December 31, 2005	21,618,500	$.44

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

9.	COMMITMENTS AND CONTINGENCIES

Lease obligations – The Company has operating leases for its offices. Future minimum lease payments under the operating leases for the facilities as of December 31, 2005 are as follows:

2006	$7,750

Rental expense, resulting from operating lease agreements, approximated $17,230 for the years ended December 31, 2005.

Employment contracts – Ian R. McNeil. The Company entered into an employment agreement with Ian R. McNeil effective January 1, 2006. Pursuant to the terms of the agreement, Mr. McNeil is to be paid an annual salary of $108,000 and a bonus of $36,000 on execution of the agreement, in consideration of which Mr. McNeil agreed to act as the Company’s President and Chief Executive Officer. Mr. McNeil is also eligible for discretionary bonus to be determined based on factors considered relevant by the Company’s board of directors, and may be granted, subject to the approval of the board of directors, incentive stock options to purchase shares of the Company’s common stock in such amounts and at such times as the board of directors, in its absolute discretion, may from time to time determine. The term of the agreement is for an indefinite period, unless otherwise terminated pursuant to the terms of the agreement. In the event that the agreement is terminated by the Company other than for cause, the Company will provide Mr. McNeil with six months written notice or payment equal to six months of his monthly remuneration.

Carl S. Ager. The Company entered into an employment agreement with Carl S. Ager effective January 1, 2006. Pursuant to the terms of the agreement, Mr. Ager is to be paid an annual salary of $80,000 and a bonus of $26,666 on execution of the agreement, in consideration of which Mr. Ager agreed to act as the Company’s Treasurer and Secretary. Mr. Ager is also eligible for discretionary bonus to be determined based on factors considered relevant by the Company’s board of directors, and may be granted, subject to the approval of the board of directors, incentive stock options to purchase shares of the Company’s common stock in such amounts and at such times as the board of directors, in its absolute discretion, may from time to time determine. The term of the agreement is for an indefinite period, unless otherwise terminated pursuant to the terms of the agreement. In the event that the agreement is terminated by the Company other than for cause, the Company will provide Mr. Ager with six months written notice or payment equal to six months of his monthly remuneration.

10.	RELATED PARTY TRANSACTIONS

In February 2005, the Company reorganized from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties. In connection with the reorganization, the Company entered into mineral options agreements to acquired an interest in 20 mineral claims (“Searchlight Claims”) representing an area of 3,200 acres located in Clark County, south of Searchlight, Nevada, and agreed to pay a management fee of $3,500 per month to Pass Minerals, an entity controlled by a shareholder of the Company, for management services provided regarding the reorganization of the Company and the development of assaying and testing procedures for the Searchlight Claims.

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

11.	SUBSEQUENT EVENTS

On January 18, 2006 the Company closed a Private Placement Offering of 39 units at a price of $45,000 per unit to raise gross proceeds of $1,755,000 (the “Private Placement”). The Private Placement units were issued to accredited investors resident in the United States pursuant to Regulation D of the Securities Act of 1933 (the “Securities Act”). Each unit (a ”Unit”) consisted of 100,000 shares of the Company’s common stock (a “Share”), 100,000 share purchase warrants with each warrant entitling the subscriber to purchase one additional Share for a period of two years from the closing of the Private Placement at an exercise price equal to $0.65 per Share.

The securities were sold on a best efforts agency basis by S&P Investors, Inc. (the "Agent"). In connection with the Private Placement, the Agent received a fee of $87,750 and warrants to purchase 390,000 shares at a price of $0.65 per share for a period of two years from the closing of the Private Placement. The sales were completed pursuant to Rule 506 of Regulation D of the Securities Act. All securities issued were endorsed with a restrictive legend confirming that the securities cannot be resold without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

The Company intends to use the proceeds of the Private Placement to fund its plan of development on its Searchlight mineral claims and Clarkdale Slag Project, and for general corporate purposes.

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEETS
(UNAUDITED)

	June 30,	December 31,
	2006	2005

ASSETS

Current assets
Cash	$5,508,917	$705,856
Employee advance	31,245	-

Total current assets	5,540,162	705,856

Property and equipment, net	27,974	15,136
Mining claims	127,134	127,134
Joint venture agreement	690,000	690,000
Deposits	180,500	180,500

Total assets	$6,565,770	$1,718,626

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$794,586	$783,246
Loan payable - former officers and directors	382,792	379,877
Loan payable	-	15,000

Total current liabilities	1,177,378	1,178,123

Total liabilities	1,177,378	1,178,123

Stockholders' equity
Common stock, $0.001 par value; 400,000,000 shares
authorized, 65,831,000 and 52,150,000 shares issued and
outstanding at June 30, 2006 and December 31, 2005
respectively	65,831	52,150
Additional paid-in capital	12,884,379	6,083,298
Common stock subscribed	-	270,000
Accumulated other comprehensive loss	(121,606)	(109,837)
Accumulated deficit during development stage	(7,440,212)	(5,755,108)

Total stockholders' equity	5,388,392	540,503

Total liabilities and stockholders' equity	$6,565,770	$1,718,626

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF OPERATIONS
(UNAUDITED)

					For the period from
					January 14, 2000
					(Date of Inception)
	For the three months ended June 30,		For the six months ended June 30,		Through
	2006	2005	2006	2005	June 30, 2006

Revenue	$-	$-	$-	$-	$-

Operating expenses
Research and development	-	-	-	-	1,900,095
Mining exploration expenses	620,796	49,606	1,022,888	62,350	1,909,911
General and administrative	441,518	48,669	654,852	518,276	3,121,780
Depreciation	2,173	-	2,966	-	239,090
Impairment loss on intangible assets	-	-	-	-	173,234
Impairment loss on property and equipment	-	-	-	-	86,683

Total operating expenses	1,064,487	98,275	1,680,706	580,626	7,430,793

Loss from operations	(1,064,487)	(98,275)	(1,680,706)	(580,626)	(7,430,793)

Other income (expense):
Other income	-	-	-	-	282,142
Loss on equipment disposition	(4,398)	-	(4,398)	-	(4,398)
Interest expense, net	-	-	-	-	(300,000)

Total other income (expense)	(4,398)	-	(4,398)	-	(22,256)

Loss from operations before
provision for income taxes	(1,068,885)	(98,275)	(1,685,104)	(580,626)	(7,453,049)

Income tax benefit	-	-	-	-	12,837

Net loss	(1,068,885)	(98,275)	(1,685,104)	(580,626)	(7,440,212)

Other Comprehensive Loss
Foreign currency translation adjustment	-	-	(11,769)	24,148	(121,606)

Comprehensive Loss	(1,068,885)	(98,275)	(1,696,873)	(556,478)	(7,561,818)

Loss per common share - basic
Net loss	$(0.02)	$(0.01)	$(0.03)	$(0.02)

Weighted average common shares outstanding -
Basic	58,120,099	19,150,000	57,007,481	27,078,177

Loss per common share - diluted
Net loss	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average common shares outstanding -
Diluted	89,570,231	19,150,000	84,439,039	27,078,177

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
(UNAUDITED)

				Accumulated			Accumulated
				Other	Common		Deficit During	Total
	Common Stock		Additional	Comprehensive	Stock	Deferred	Exploration	Stockholders'
	Shares	Amount	Paid-in Capital	Income (Loss)	Subscribed	Compensation	Stage	Equity
Balance, January 14, 2000	-	$-	$-	$-	$-	$-	$-	$-

Issuance of common stock
(recapitalized)	50,000,000	50,000	(25,000)	-	-	-	(24,999)	1

Effect of foreign currency translation	-	-	-	3,059	-	-	-	3,059

Net loss	-	-	-	-	-	-	(235,028)	(235,028)

Balance, December 31, 2000	50,000,000	50,000	(25,000)	3,059	-	-	(260,027)	(231,968)

Issuance of common stock in
reverse merger	10,300,000	10,300	(5,150)	-	-	-	(5,150)	-

Effect of foreign currency translation	-	-	-	(2,619)	-	-	-	(2,619)

Net loss	-	-	-	-	-	-	(765,179)	(765,179)

Balance, December 31, 2001	60,300,000	60,300	(30,150)	440	-	-	(1,030,356)	(999,766)

Capital contribution	-	-	1,037,126	-	-	-	-	1,037,126

Beneficial conversion feature
associated with debt	-	-	300,000	-	-	-	-	300,000

Effect of foreign currency translation	-	-	-	(70,248)	-	-	-	(70,248)

Net loss	-	-	-	-	-	-	(1,179,396)	(1,179,396)

Balance, December 31, 2002	60,300,000	60,300	1,306,976	(69,808)	-	-	(2,209,752)	(912,284)

Debt exchanged for common stock	48,000,000	48,000	1,152,000	-	-	-	-	1,200,000

Deferred compensation	-	-	12,583	-	-	(12,583)	-	-

Amortization of deferred
compensation	-	-	-	-	-	10,387	-	10,387

Effect of foreign currency translation	-	-	-	(50,755)	-	-	-	(50,755)

Net loss	-	-	-	-	-	-	(1,233,117)	(1,233,117)

Balance, December 31, 2003	108,300,000	108,300	2,471,559	(120,563)	-	(2,196)	(3,442,869)	(985,769)

Amortization of deferred
compensation	-	-	-	-	-	2,196	-	2,196

Effect of foreign currency translation	-	-	-	(109,982)	-	-	-	-
Net loss							(590,462)
Net comprehensive loss	-	-	-	-	-	-		(700,444)

Balance, December 31, 2004	108,300,000	108,300	2,471,559	(230,545)	-	-	(4,033,331)	(1,684,017)

Issuance of stock options for
1,000,000 shares of common stock
to two officers	-	-	133,062	-	-	-	-	133,062

Issuance of stock options for
500,000 shares of common stock
in satisfaction of debt	-	-	300,000	-	-	-	-	300,000

Return and cancellation of
70,000,000 shares of common
stock	(70,000,000)	(70,000)	70,000	-	-	-	-	-

Issuance of common stock
for 20 mining concessions	1,400,000	1,400	38,600	-	-	-	-	40,000

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
(UNAUDITED)

				Accumulated			Accumulated
				Other	Common		Deficit During	Total
	Common Stock		Additional	Comprehensive	Stock	Deferred	Exploration	Stockholders'
	Shares	Amount	Paid-in Capital	Income (Loss)	Subscribed	Compensation	Stage	Equity
Issuance of common stock
in satisfaction of debt, $0.625 per share	200,000	200	124,800	-	-	-	-	125,000

Issuance of common stock for cash,
Reg. S - Private Placement,
$0.25 per share, net of
$205,250 commissions	6,390,000	6,390	1,369,070	-	-	-	-	1,375,460

Issuance of common stock for cash,
Reg. S - Private Placement,
$0.25 per share, net of
$135,000 commission	5,400,000	5,400	1,194,947	-	-	-	-	1,200,347

Issuance of common stock for cash,
Reg. D 506 - Private Placement,
$0.25 per share	460,000	460	114,540	-	-	-	-	115,000

Issuance of stock options for
1,500,000 shares of common stock
to three officers	-	-	266,720	-	-	-	-	266,720

Common stock subscribed	-	-	-	-	270,000	-	-	270,000

Effect of foreign currency translation	-	-	-	120,708	-	-	-	-
Net loss							(1,721,777)	-
Net comprehensive loss	-	-	-	-	-	-	-	(1,601,069)

Balance, December 31, 2005	52,150,000	52,150	6,083,298	(109,837)	270,000	-	(5,755,108)	540,503

Issuance of common stock for cash,
Reg. D - Private Placement,
$0.45 per share, net of
$87,750 commission	3,900,000	3,900	1,663,350	-	(270,000)	-	-	1,397,250

Issuance of common stock
related to exercise of warrants	1,225,000	1,225	(1,225)	-	-	-	-	-

Issuance of stock options for
120,000 shares of common stock
to two officers	-	-	20,864	-	-	-	-	20,864

Issuance of stock options for
500,000 shares of common stock
to two directors	-	-	122,420	-	-	-	-	122,420

Issuance of stock options for
100,000 shares of common stock
to two directors	-	-	24,484	-	-	-	-	24,484

Issuance of common stock for cash
Reg. S - Private Placement,
$0.625 per share
from exercise of warrants	6,125,000	6,125	3,822,000	-	-	-	-	3,828,125

Issuance of common stock for cash
Reg. S - Private Placement,
$0.375 per share
from exercise of warrants	1,768,500	1,768	661,420	-	-	-	-	663,188

Issuance of common stock for cash
Reg. S - Private Placement,
$0.625 per share
from exercise of warrants	612,500	613	382,200	-	-	-	-	382,813

Issuance of stock options for
100,000 shares of common stock
to officer for recruitment
amortized over vesting period.	-	-	1,309	-	-	-	-	1,309

Issuance of common stock to

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
(UNAUDITED)

				Accumulated			Accumulated
				Other	Common		Deficit During	Total
	Common Stock		Additional	Comprehensive	Stock	Deferred	Exploration	Stockholders'
	Shares	Amount	Paid-in Capital	Income (Loss)	Subscribed	Compensation	Stage	Equity
officer for recruitment	50,000	50	102,950	-	-	-	-	103,000

Issuance of stock options for
50,000 shares of common stock
to employee for recruitment
amortized over vesting period.	-	-	1,309	-	-	-	-	1,309

Effect of foreign currency translation	-	-	-	(11,769)	-	-	-	-

Net loss June 30, 2006	-	-	-	-	-	-	(1,685,104)	-

Net comprehensive loss	-	-	-	-	-	-	-	(1,696,873)

Balance, June 30, 2006	65,831,000	$65,831	$12,884,379	$(121,606)	$-	$-	$(7,440,212)	$5,388,392

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(UNAUDITED)

			Period from
			January 14, 2000
			(Date of inception)
	For the six months ended June 30,		through
	2006	2005	June 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,685,104)	$(580,626)	$(7,440,212)
Adjustments to reconcile loss from operating
to net cash used in operating activities:
Amortization of debt discount	-	-	300,000
Depreciation	2,966	-	239,090
Expenses paid with stock issuance	103,000	453,933	521,728
Stock based compensation	170,386	-	170,386
Impairment loss	-	-	259,917
Loss on asset disposition	4,398	-	(224,238)
Write-off of fixed assets	-	1,349	1,349
Changes in operating assets and liabilities:
Amounts receivable	-	-	11,005
Other current assets	(31,245)	(2,000)	(211,745)
Accounts payable and accrued liabilities	14,255	(17,719)	632,222

Net cash used in operating activities	(1,421,344)	(145,063)	(5,740,498)

CASH FLOW FROM INVESTING ACTIVITIES
Cash paid on mineral property claims	-	(19,572)	(777,134)
Cash paid for intangible assets	-	-	(180,068)
Purchase of fixed assets	(20,202)	-	(308,837)

Net cash used in investing activities	(20,202)	(19,572)	(1,266,039)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from stock issuance	1,397,250	-	4,088,058
Proceeds from exercise of warrants for stock	4,874,126	-	4,874,126
Proceeds from borrowings from related party	-	-	2,880,201
Proceeds from borrowings on loan payable	-	170,000	519,035
Proceeds from subscribed stock	-	-	270,000
Payment on notes payable	(15,000)	-	(15,000)

Net cash provided by financing activities	6,256,376	170,000	12,616,420

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	(11,769)	-	(100,966)

NET CHANGE IN CASH	4,803,061	5,365	5,508,917

CASH AT BEGINNING OF YEAR	705,856	295	-

CASH AT END OF PERIOD	$5,508,917	$5,660	$5,508,917

SUPPLEMENTAL INFORMATION

Interest Paid	$-	$-	$50,751

Income Taxes Paid	$-	$-	$-

Non-cash financing activities:
Stock options for common stock issued in satisfaction of debt	$-	$300,000	$1,200,000

Stock issued for conversion
of accounts payable, 200,000 shares at $0.625	$-	$-	$125,000

Stock issued for compensation
50,000 shares at $2.06	$103,000	$-	$103,000

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

1.	BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB for the year ended December 31, 2005 of Searchlight Minerals Corp. (the "Company").

The interim financial statements present the balance sheet, statements of operations and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of June 30, 2006 and the results of operations and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	GOING CONCERN

Going concern – The Company incurred cumulative net losses of approximately $7,440,212 from operations as of June 30, 2006, has not commenced its mining operations, and is still in the exploration stage, raising substantial doubt about the Company’s ability to continue as a going concern.

Management plans to fund its future operations through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company’s plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for our Company as of January 1, 2006. The Company does not believe that the adoption of SFAS No. 154 will have a material impact on our financial statements.

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of FSP 115-1 will have a material impact on our financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders’ election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an Amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 156 will have a material impact on our financial condition or results of operations.

4.	LOAN PAYABLE – FORMER OFFICERS AND DIRECTORS

As of June 30, 2006, loans payable totaling $382,792 consists of borrowings from former officers and directors of the Company. The balance bear no interest, is unsecured, and is due on demand.

5.	STOCKHOLDER’S EQUITY

During the six months ended June 30, 2006, the Company’s stockholders’ activities consisted of the following:

a)	On January 18, 2006 the Company issued 3,900,000 shares of common stock for cash at $0.45 per share related to the U.S. private placement offering opened December 7, 2005.

b)

On February 14, 2006, the Company issued 1,225,000 shares of common stock and warrants to purchase an additional 608,000 shares of common stock with an exercise price of $0.625 until June 1, 2006. These are related to the penalty shares and warrants for the late registration of shares with the Securities and Exchange Commission pursuant to the Private Placements completed in September 2005. Pursuant to the Private Placements, subscribers received penalty units consisting of a share and warrant. The penalty units were exercisable into 1/10th of a unit issued in the private placement if a registrations statement on Form SB-2 was not declared effective within four months and one day of the closing date of the private placements. The Registration Statement was not effective prior to the filing deadline resulting in the issuance of the penalty units.

c)

On June 21, 2006, the Company issued 8,506,000 shares of common stock from the exercise of warrants resulting in cash proceeds of $4,874,126. Warrants exercised were for 6,125,000 shares at $0.625 per share, 1,768,500 shares at $0.375 per share and 612,500 at $0.625 per share. Each of the warrants was set to expire in June 2006 and all were exercised.

d)	On June 23, 2006, the Company issued 50,000 shares at $2.06 per share as consideration for an employment contract entered into on June 14, 2006 with a new Chief Financial Officer. In addition,

the Company advanced $33,084 for withholding taxes required to be paid on total compensation of $103,000. The advance is to be repaid bi-monthly with full payment to be made in December 2006.

6.	OPTION PLAN

On April 7, 2006, the Board of Directors of Searchlight adopted the 2006 Stock Option Plan (the "Plan"). Under the terms of the Plan, options to purchase up to 40,000,000 shares of common stock that may be granted to our employees, officers, directors, and eligible consultants of Searchlight. The Plan provides that the option price be the fair market value of the stock at the date of grant as determined by the Board of Directors. Options granted become exercisable and expire as determined by the Board of Directors. The maximum aggregate number of shares of our common stock that may be optioned and sold under the Plan will be increased effective the first day of each of our fiscal quarters, beginning with the fiscal quarter commencing July 1, 2006, by an amount equal to the lesser of: (i) 15% of the total increase in the number of shares of common Stock outstanding during the previous fiscal quarter; or (ii) a lesser number of shares of common stock as may be determined by the board of Searchlight.

During the six months ended June 30, 2006, the Company issued granted stock options as follows:

a)

On April 7, 2006 the Company granted incentive stock options for the purchase of 120,000 shares of common stock at $1.70 per share. The options were granted equally to two officers, are fully vested and expire on April 7, 2011.

b)

On June 6, 2006, the Company granted nonqualified stock options for the purchase of 500,000 shares of common stock at $2.40 per share. The options were granted to equally to two directors, are fully vested and expire on June 6, 2011.

c)

On June 6, 2006, the Company granted nonqualified stock options for the purchase of 100,000 shares of common stock at $2.40 per share. The options were granted to equally to two directors, are fully vested and expire on June 6, 2011.

d)

On June 14, 2006, the Company granted nonqualified stock options for the purchase of 100,000 shares of common stock at $2.06 per share. The options were granted as a recruitment incentive to the Chief Financial Officer and vest 50% on June 14, 2007 and the remaining 50% on June 14, 2008.

e)

On June 14, 2006, the Company granted nonqualified stock options for the purchase of 50,000 shares of common stock at $2.06 per share. The options were granted as a recruitment incentive to an employee and vest 50% on December 14, 2006 and the remaining 50% on June 14, 2007.

Compensation expense for quarter and six months ended related to granting of stock options was $170,386.

7.	SUBSEQUENT EVENT

On July 27, 2006, the Company issued 1,400,000 shares to the owners of the Searchlight Claims. This issuance is the second of four required share payments to complete the acquisition of the searchlight claims totaling 5,600,000 shares.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEARCHLIGHT MINERALS CORP.

By:
IAN R. McNEIL
President and Chief Executive Officer
Director
(Principal Executive Officer)
Date: _______, 2006

In accordance with the Securities Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:
IAN R. McNEIL
President and Chief Executive Officer
Director
(Principal Executive Officer)
Date: _______, 2006

By:
CARL S. AGER
Secretary and Treasurer
and Director
(Principal Financial Officer)
Date: _______, 2006

By:
MELVIN L. WILLIAMS
Chief Financial Officer
Date: _______, 2006

By:
K. IAN MATHESON
Director
Date: _______, 2006

By:
ROBERT D. McDOUGAL
Director
Date: _______, 2006